Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Key Technology, Inc.

at

$26.75 Net Per Share

by

Cascade Merger Sub, Inc.

a wholly-owned subsidiary of

Duravant LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON THURSDAY, MARCH 8, 2018,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Cascade Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”), and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (which we refer to as “Duravant”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, all of the outstanding shares of common stock, no par value (which we refer to as the “Shares”), of Key Technology, Inc., an Oregon corporation (which we refer to as “Key Technology” or the “Company”), at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 2018 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Duravant, Purchaser and Key Technology. The Merger Agreement provides, among other things, that, following consummation of the Offer, as soon as practicable and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Key Technology (which we refer to as the “Merger”) without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the Oregon Business Corporation Act (which we refer to as the “OBCA”), with Key Technology continuing as the surviving corporation in the Merger (which we refer to as the “Surviving Corporation”) and thereby becoming a wholly-owned subsidiary of Duravant as a result of the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Duravant, Purchaser or any other wholly-owned subsidiary of Duravant or Shares owned by Key Technology or any wholly-owned subsidiary of Key Technology) will be canceled and converted automatically into and will thereafter represent the right to receive an amount equal to $26.75 per Share in cash, without interest, and net of any applicable withholding taxes. As a result of the Merger, Key Technology will cease to be a publicly traded company and will become a wholly-owned subsidiary of Duravant. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (a) the Minimum Tender Condition, (b) the Governmental Entity Condition, (c) the Termination Condition and (d) the Marketing Period Condition (each as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in the Offer, and not validly withdrawn, prior to one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018 (which we refer to as the “Expiration Time,” unless Purchaser will have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), excluding Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to American Stock Transfer & Trust Co., LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis and excluding Shares subject to the Top-Up Option (as described in this Offer to Purchase in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement”)). The “Governmental Entity Condition” requires that no governmental entity having jurisdiction over any party to the Merger Agreement or any of the transactions contemplated thereby (including the Offer and the Merger) will have enacted, issued, promulgated, enforced, or entered any laws or any order, injunction, judgment or decree, that make illegal, enjoin or otherwise prohibit consummation of the Offer or the Merger or Duravant’s or Purchaser’s full rights of ownership and voting of the Shares or Purchaser’s ownership or operation of Key Technology. The “Termination Condition” requires that the Merger Agreement will not have been terminated in accordance with its terms. The Marketing Period Condition requires that the Marketing Period (as described in Section 15 — “Conditions of the Offer”) for the Debt Financing (as described in Section 9 — “Source and Amount of Funds”) will have been completed. The Offer is also subject to other conditions (we refer to each condition to the Offer individually, as an “Offer Condition,” and collectively, as the “Offer Conditions”) as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Key Technology Board of Directors, at a meeting duly called and held, unanimously (a) authorized, approved and declared advisable and in the best interests of Key Technology and its shareholders (i) the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement (as described in this Offer to Purchase in Section 11 — “The Merger Agreement; Other Agreements — Tender and Support Agreement”) and (ii) the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option and (b) resolved to recommend that the shareholders of Key Technology accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

February 8, 2018

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Co., LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it and all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (see Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

Copies of this Offer to Purchase, the related Letter of Transmittal or any other related documents must not be mailed to or otherwise distributed or sent in, into or from any country where such distribution or offering would require any additional measures to be taken or would be in conflict with any law or regulation of such country or any political subdivision thereof. Persons into whose possession this document comes are required to inform themselves about and to observe any such laws or regulations. This Offer to Purchase may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Shareholders may call toll-free: (800) 309-2984

Banks and Brokers may call: (212) 269-5550

Facsimile: (212) 709-3328

Email: ktec@dfking.com

i

ii

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Duravant and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Key Technology contained herein and elsewhere in the Offer to Purchase has been provided to Duravant and Purchaser by Key Technology or has been taken from or is based upon publicly available documents or records of Key Technology on file with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) or other public sources at the time of the Offer. Duravant and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, all of the shares of common stock, no par value, of Key Technology, Inc. outstanding. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Key Technology common stock.

Price Offered Per Share	$26.75 per Share in cash, net to the seller in cash, without interest and subject to applicable withholding taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018 (which we refer to as the “Expiration Time”), unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Cascade Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company.

Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (which we refer to as “WP XII”), Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (which we refer to as “WP XII-B”), Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (which we refer to as “WP XII-D”), Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (which we refer to as “WP XII-E”), WP XII Partners, L.P., a Delaware limited partnership (which we refer to as “WP XII Partners”), and Warburg Pincus XII Partners, L.P., a Delaware limited partnership (which we refer to as “Warburg XII Partners,” and together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, as the “WP XII Funds”) are affiliates of the holding company that is the indirect controlling shareholder of Cascade Merger Sub, Inc. and Duravant LLC.

Who is offering to purchase my shares?

Cascade Merger Sub, Inc., or “Purchaser,” a wholly-owned subsidiary of Duravant LLC, or “Duravant,” is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined below), all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Key Technology. The WP XII Funds are affiliates of the holding company that is the indirect controlling shareholder of Purchaser and Duravant. See the “Introduction,” Section 8 — “Certain Information Concerning Duravant, Purchaser and the WP XII Funds” and Schedule I — “Information Relating to Duravant, Purchaser and the Offeror Group.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Duravant. We use the term “Duravant” to refer to Duravant LLC alone, the term “Purchaser” to refer to Cascade Merger Sub, Inc. alone and the terms “Key Technology” and the “Company” to refer to Key Technology, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Key Technology. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Duravant intends as soon as practicable thereafter to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger, Key Technology will cease to be a publicly traded company and will be a wholly-owned subsidiary of Duravant.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $26.75 per Share in cash, without interest and net of any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Duravant, Purchaser and Key Technology have entered into an Agreement and Plan of Merger, dated as of January 25, 2018 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Key Technology (which we refer to as the “Merger”), with Key Technology continuing as the surviving corporation in the Merger (which we refer to as the “Surviving Corporation”). If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and we consummate the Offer and thereafter as result of the Offer, the Top-Up Option (as defined below) or otherwise, we own at least one share more than 90% of the Shares outstanding, we intend to effect the Merger as promptly as practicable without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the Oregon Business Corporation Act (which we refer to as the “OBCA”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. We estimate that the total funds needed to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which we refer to as the “Transactions”) will be approximately $185.0 million, which includes the funds needed (a) to purchase all Shares tendered in the Offer and to pay the Key Technology shareholders whose Shares are converted into the right to receive the Merger Consideration (as defined below) in the Merger, (b) for the payment in respect of Company Stock-Based Awards (as defined below) and (c) for the payment in respect of all amounts owing with respect to either of Key Technology’s credit facility with PNC Bank and a foreign credit facility of a subsidiary of Key Technology at the closing of the Merger. It is expected that such amount will be funded by a combination of cash on hand, the proceeds of $185.0 million in financing commitments Engineered Machinery Holdings, Inc., a Delaware corporation (which we refer to as “Engineered Holdings”), an indirect parent company of Duravant, has obtained pursuant to an Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and between Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Holdings (such commitments and the financing transactions contemplated thereby, which we refer to as the “Debt Financing”) and the equity contributions from entities controlled by the WP XII Funds and an affiliate of the Other WP Parties (as defined in Schedule I to this Offer to Purchase). Funding of the Debt Financing is subject to the satisfaction of various customary conditions. Neither the consummation of the Offer nor the completion of the Merger is conditioned upon Duravant’s receipt of financing or any equity contributions.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we will have sufficient financial resources, including a combination of available cash, committed debt financing and equity contributions, to purchase all Shares validly tendered, and not validly withdrawn, pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018 to tender Shares into the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Time”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares.” Please note that Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Tender Condition has been satisfied and therefore you are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Time. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered, and not validly withdrawn, pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

We have agreed in the Merger Agreement that, subject to the rights of Duravant and Purchaser to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Duravant will cause Purchaser to, (a) if, as of the then-scheduled Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived by Duravant or Purchaser, to the extent waivable by Duravant or Purchaser, extend the Offer for additional periods of up to ten business days (with Saturdays, Sundays and bank holidays in Portland, Oregon or New York, New York not being business days, which we hereinafter refer to as “Business Days”) per extension (or such longer or shorter period as the parties to the Merger Agreement may agree), to permit such Offer Conditions to be satisfied; and (b) extend the Offer from time to time for any period required by any law applicable to the Offer. However, Purchaser will not:

•	be required to extend the Offer beyond the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) April 6, 2018 (which we refer to as the “Extension Deadline,” subject to extension);

•	be required to extend the Offer for one or more additional periods not to exceed 20 Business Days in the aggregate if the Minimum Tender Condition (as defined below) is not satisfied but all other Offer Conditions are satisfied or waived; or

•	be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Key Technology, unless, on the Extension Deadline, the sole then-unsatisfied Offer Condition is the Marketing Period Condition (as defined below) (other than any conditions that by their express terms will not be satisfied until the Offer Acceptance Time but which conditions are capable of being satisfied at the start of and throughout such period), in which case Purchaser will have the right to extend the Offer until the first Business Day following the end of the Marketing Period (as described in Section 15 — “Conditions of the Offer”), so long as no such extension would result in the Offer being extended beyond the third Business Day immediately preceding May 25, 2018.

Except as otherwise permitted by the Merger Agreement, Duravant and Purchaser will not withdraw the Offer prior to the Expiration Time of the Offer.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Co., LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. Eastern Time on the next Business Day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•	the number of Shares that has been validly tendered in the Offer, and not validly withdrawn, prior to any then scheduled Expiration Time, excluding any Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary, represents at least a majority of the then outstanding Shares (determined on a fully diluted basis and excluding Shares subject to the Top-Up Option (as defined below)) (which we refer to as the “Minimum Tender Condition”);

•	no governmental entity having jurisdiction over any party to the Merger Agreement or any of the transactions contemplated thereby (including the Offer and the Merger) has enacted, issued, promulgated, enforced, or entered any laws or any order, injunction, judgment or decree that makes illegal, enjoins, or otherwise prohibits consummation of the Offer or the Merger or Duravant or Purchaser’s full rights of ownership and voting of the Shares or Purchaser’s ownership or operation of Key Technology (which we refer to as the “Governmental Entity Condition”);

•	if applicable, the waiting period (and any extension thereof) applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”), has expired or been terminated (which we refer to as the “Governmental Consents Condition”);

•	the representations and warranties made by Key Technology in the Merger Agreement are true and correct, subject to the applicable materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”), as further described in Section 15 — “Conditions of the Offer”;

•	Key Technology has performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Offer (which we refer to as the “Performance Condition”), as further described in Section 15 — “Conditions of the Offer”;

•	since the date of the Merger Agreement, a “Company Material Adverse Effect” (as defined in the Merger Agreement) of Key Technology has not occurred, as further described in Section 11 — “The Merger Agreement; Other Agreements” (which we refer to as the “Material Adverse Effect Condition”);

•	in the event that the exercise of the Top-Up Option is necessary to ensure that Purchaser and Duravant combined own at least 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares (as defined below) on a fully diluted basis: (a) there will not exist any restraint or other prohibition under applicable law or order on Purchaser’s ability and right to exercise the Top-Up Option or Key Technology’s ability and authority to issue the Top-Up Shares pursuant to and in accordance with such exercise and (b) the Shares issuable upon exercise of the Top-Up Option together with Shares validly tendered in the Offer (excluding Shares subject to notices of guaranteed delivery for which the notices of guaranteed delivery have not been delivered to the Depositary), and not properly withdrawn, must be sufficient for Purchaser and Duravant combined to own at least one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis and to consummate the Merger under Section 60.491 of the OBCA (which we refer to as the “Top-Up Option Condition”);

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”);

•	Duravant has received from Key Technology a certificate, signed by the Chief Executive Officer or Chief Financial Officer of Key Technology, dated the date on the which the Offer expires, certifying that the Representations Condition, the Performance Condition and the Material Adverse Effect Condition have been satisfied; and

•	the Marketing Period (as described in Section 15 — “Conditions of the Offer”) for the Debt Financing has been completed (which we refer to as the “Marketing Period Condition”).

Subject to the applicable rules and regulations of the SEC, any of the Offer Conditions may be waived (to the extent permitted by law) by Purchaser, and Purchaser may make any other changes in the terms and conditions of the Offer not inconsistent with the Merger Agreement at any time and from time to time in its sole discretion, except that, without the prior written consent of Key Technology, Duravant and Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (provided that Duravant and Purchaser may increase the cash consideration payable in the Offer), (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition or Termination Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such or (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time (except as provided in other provisions of the Merger Agreement).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What is the Top-Up Option and when could it be exercised?

The Company has granted Purchaser an irrevocable option (which we refer to as the “Top-Up Option”), exercisable pursuant to the Merger Agreement and in the event that the Minimum Tender Condition is satisfied, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued, fully paid and nonassessable Shares (which we refer to as the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Duravant and Purchaser at the time of the exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable laws of the state of Oregon and the state of Delaware at a time when the approval of the Merger at a meeting of the Company’s shareholders would be assured because of Duravant’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Top-Up Option,” Section 12—“Purpose of the Offer; Plans for Key Technology — Merger Without a Shareholder Vote” and Section 16 — “Certain Legal Matters; Regulatory Approvals — Shareholder Approval Not Required.”

Have any Key Technology shareholders entered into agreements with Duravant or its affiliates requiring them to tender their Shares?

Yes. One of the directors of Key Technology, Robert Averick, who is an employee of Kokino LLC, which serves as a “family office” to Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler (which we refer to as the “Trust”), Piton Capital Partners LLC and M3C Holdings LLC (which we refer to together with the Trust and Piton as the “Kokino Clients”) and the Kokino Clients, who collectively beneficially own an aggregate of 1,243,879 Shares, have entered into a Tender and Support Agreement (which we refer to as the “Tender and Support Agreement”) with Duravant and Purchaser.1 Pursuant to the Tender and Support Agreement, Mr. Averick and the Kokino Clients have agreed, among other things, to validly tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered.

See Section 11 — “The Merger Agreement; Other Agreements — Tender and Support Agreement.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (a) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (b) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, no later than the Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three trading days on the NASDAQ Global Select Market (which we refer to as the “NASDAQ”) using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period, and for the tender to be counted toward satisfaction of the Minimum Tender Condition, the Shares must be received by the Depositary prior to the Expiration Time. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Time. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), Shares may also be withdrawn at any time after April 9, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser (or Duravant, on Purchaser’s behalf) has accepted for payment the Shares validly tendered pursuant to the Offer and not validly withdrawn.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

[1]	The Trust, M3C Holdings LLC, Mr. Averick and other clients of Kokino LLC are members of Piton Capital Partners LLC. Mr. Averick owns approximately 6.8% of Piton Capital Partners LLC in the aggregate directly and through Piton Capital Management LLC.

What does the Key Technology Board of Directors think of the Offer?

The Key Technology Board of Directors, at a meeting duly called and held, unanimously (a) authorized, approved and declared advisable and in the best interests of Key Technology and its shareholders (i) the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement and (ii) the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (b) resolved to recommend that the shareholders of Key Technology accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Key Technology.” A more complete description of the reasons for the Key Technology Board of Directors’ approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Key Technology shareholders together with this Offer to Purchase.

If the Offer is consummated, will Key Technology continue as a public company?

No. As soon as practicable following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the OBCA, after which the Surviving Corporation will be a wholly-owned subsidiary of Duravant and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer and accordingly acquire at least a majority of the then-outstanding Shares but fewer than 90% of such Shares, then, in accordance with the terms of the Merger Agreement, we expect to exercise the Top-Up Option and, subject to doing so, we will complete the Merger without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the OBCA. If, as a result of the Offer, we own at least one share more than 90% of the Shares outstanding, we will effect the closing of the Merger without any vote or other action by the shareholders of Key Technology in accordance with Section 60.491 of the OBCA. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement (which may include our exercise of the Top-Up Option), the Offer and the OBCA, Key Technology shareholders will not be required to vote on the Merger and, if the Merger is consummated, will receive the same cash consideration, without interest and net of any applicable withholding taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”).

Dissenters’ rights are not available as a result of the Offer. In addition, we anticipate that a shareholder who does not tender its Shares in the Offer will not have dissenters’ rights under the OBCA in connection with the Merger. Under the OBCA, shareholders will not have dissenters’ rights if the Shares continue to be listed on the NASDAQ on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Key Technology — Merger Without a Shareholder Vote” and Section 17 — “Dissenters’ Rights.”

What is the market value of my Shares as of a recent date?

On January 24, 2018, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the NASDAQ was $17.76. On February 7, 2018,

the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NASDAQ was $26.59. The Offer Price represents a premium of approximately 50.6% to the closing price of the Shares on the last full trading day before the Merger Agreement was executed.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except with the written consent of Duravant, Key Technology will not declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have dissenters’ rights in connection with the Offer?

Dissenters’ rights are not available as a result of the Offer. In addition, we anticipate that a shareholder who does not tender its Shares in the Offer will not have dissenters’ rights under the OBCA in connection with the Merger. At the Offer Acceptance Time, if Purchaser does not otherwise own at least 90% of the outstanding Shares, Purchaser expects to exercise the Top-Up Option and purchase sufficient Top-Up Shares such that, following such exercise, Purchaser will own at least one share more than 90% of the Shares outstanding and will be able to complete a short-form merger without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the OBCA. Shareholders do not have dissenters’ rights under the OBCA if the Shares continue to be listed on the NASDAQ on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable. We expect that the Shares will continue to be listed on the NASDAQ through the record date for any such shareholders’ meeting or the effective date of the “short-form” merger, as applicable and, accordingly, that shareholders will not be entitled to dissenters’ rights.

See Section 12 — “Purpose of the Offer; Plans for Key Technology — Merger Without a Shareholder Vote” and Section 17 — “Dissenters’ Rights.”

What will happen to my restricted shares and phantom awards in the Offer?

This Offer is made only for Shares and is not made for any award or right of any kind, contingent or accrued, to receive Shares (including restricted Shares) or any right to a cash payment measured in whole or in part based on the value of a number of Shares (which we refer to as a “Phantom Award”) granted under any employee or director equity compensation plan, arrangement or agreement of the Company (which we refer to as the “Company Stock Plans”), whether vested or unvested, which is outstanding immediately prior to the Effective Time (each such right or award, which we refer to as a “Company Stock-Based Award”). The Merger Agreement provides that at the Effective Time, each Company Stock-Based Award will cease to represent a right or award with respect to the Shares, will become fully vested (and any performance-based vesting conditions will be deemed to have been achieved at the target level of performance) and will entitle the holder thereof to receive, at the Effective Time, an amount in cash, subject to any withholding of tax, equal to the Offer Price in respect of each Share underlying the particular Company Stock-Based Award (which amount we refer to as the “Company Stock-Based Award Payment”). At or prior to the Effective Time, the Company will adopt resolutions and take any actions as may be reasonably required to effectuate the provisions of the Merger Agreement with respect to the Company Stock-Based Awards, including terminating each Company Stock-Based Award without any further liability on the part of the Company, the Surviving Corporation, Duravant or any of their respective subsidiaries, other than the right of a holder of a Company Stock-Based Award to the Company Stock-Based Award Payment.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Company Stock-Based Awards.”

What will happen to my rights to purchase shares under the Key Technology ESPP?

The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Company will take all actions that are necessary to (i) terminate its Restated 1996 Employee Stock Purchase Plan (which we refer to as the “ESPP”) effective as of prior to the Effective Time, (ii) ensure that no Shares remain outstanding under the ESPP as of the Effective Time, (iii) terminate any pending offering period under the ESPP in progress as of the date of the Merger Agreement and suspend any future offering periods, ensuring no offering period will be commenced on or after the date of the Merger Agreement, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (v) return all funds contributed to the ESPP that have not been used to purchase Shares to the participants as soon as administratively feasible following the Effective Time, without interest.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of the Key Technology ESPP.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. toll-free at (800) 309-2984 or collect at (212) 269-5550 (bankers and brokers). D.F. King & Co., Inc. is acting as the information agent (which we refer to as the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Key Technology:

Cascade Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”), and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (which we refer to as “Duravant”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, all of the outstanding shares of common stock, no par value (which we refer to as the “Shares”), of Key Technology, Inc., an Oregon corporation (which we refer to as “Key Technology” or the “Company”), at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of January 25, 2018 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Duravant, Purchaser and Key Technology. The Merger Agreement provides, among other things, that, following consummation of the Offer, as soon as practicable and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Key Technology (which we refer to as the “Merger”) without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the Oregon Business Corporation Act (which we refer to as the “OBCA”), with Key Technology continuing as the surviving corporation in the Merger (which we refer to as the “Surviving Corporation”) and thereby becoming a wholly-owned subsidiary of Duravant as a result of the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Duravant, Purchaser or any other wholly-owned subsidiary of Duravant or Shares owned by Key Technology or any wholly-owned subsidiary of Key Technology) will be canceled and converted automatically into and will thereafter represent the right to receive an amount equal to $26.75 per Share in cash, without interest, and net of any applicable withholding taxes. As a result of the Merger, Key Technology will cease to be a publicly traded company and will become a wholly-owned subsidiary of Duravant. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of the Company Stock-Based Awards (as defined below).

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Co., LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (a) the Minimum Tender Condition, (b) the Governmental Entity Condition, (c) the Termination Condition and (d) the Marketing Period Condition (each as described below). The “Minimum Tender Condition” requires that the number of Shares validly tendered in the Offer, and not validly withdrawn, prior to one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018 (which we refer to as the “Expiration Time,” unless Purchaser will have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), excluding Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to Purchaser, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis and excluding Shares subject to the Top-Up Option (as defined below)). The “Governmental Entity Condition” requires that no governmental entity having jurisdiction over any party to the Merger Agreement or any of the transactions contemplated thereby (including the Offer and the Merger) will have enacted, issued, promulgated, enforced, or entered any laws or any order, injunction, judgment or decree, that make illegal, enjoin or otherwise prohibit consummation of the Offer or the Merger or Duravant or Purchaser’s full rights of ownership and voting of the Shares or Purchaser’s ownership or operation of Key Technology. The Marketing Period Condition requires that the Marketing Period (as described in Section 15 — “Conditions of the Offer”) for the Debt Financing (as defined below) will have been completed. The “Termination Condition” requires that the Merger Agreement will not have been terminated in accordance with its terms. The Offer is also subject to other conditions (we refer to each condition to the Offer individually, as an “Offer Condition,” and collectively, as the “Offer Conditions”) as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Key Technology Board of Directors, at a meeting duly called and held, unanimously (i) authorized, approved and declared advisable and in the best interests of Key Technology and its shareholders (x) the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement (as defined below) and (y) the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, and (ii) resolved to recommend that the shareholders of Key Technology accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the Key Technology Board of Directors’ approval of the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Key Technology (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), which is being furnished by Key Technology to shareholders in connection with the Offer together with this Offer to Purchase. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of the Offer” and “Reasons for Recommendation.”

Key Technology has advised Duravant that, as of the close of business on February 7, 2018, 6,464,790 Shares were outstanding.

Pursuant to the Merger Agreement, effective upon the Offer Acceptance Time (as defined below) and from time to time thereafter until the Effective Time (as defined below), Duravant will be entitled to designate the number of directors, rounded up to the next whole number, on the Key Technology Board of Directors that equals the product of: (a) the total number of directors on the Key Technology Board of Directors (giving effect to the election of any additional directors pursuant to such right of Duravant) and (b) the percentage that the number of Shares beneficially owned by Duravant or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and Key Technology will cause Duravant’s designees to be appointed to the Key Technology Board of Directors (which we refer to as the “Duravant Directors”). At such time, Key Technology will also cause individuals designated by Duravant to constitute the number of members, rounded up to the next whole number, on: (x) each committee of the Key Technology Board of Directors and (y) as requested by Duravant, each board of directors of each subsidiary of Key Technology (and each committee thereof) that represents the same percentage of such individuals represented on the Key Technology Board of Directors. Following the election or appointment of such designees of Duravant and until the Effective Time, the approval of a majority of the directors Key Technology then in office who were not so designated by Duravant will be required to authorize any termination of the Merger Agreement by Key Technology, any amendment of the Merger Agreement by the Key Technology Board of Directors, any extension of time for performance of any obligation or action thereunder by Duravant or Purchaser and any waiver of compliance with any agreements or conditions contained therein for the benefit of Key Technology. However, we expect the Merger to be consummated immediately following the closing of the Offer and, accordingly, would not expect to exercise our right to appoint Duravant Directors prior to the Effective Time.

Pursuant to the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will from and after the Effective Time be the directors of the Surviving Corporation, and the officers of Key Technology will from and after the Effective Time be the officers of the Surviving Corporation, in each case until the earlier of their death, resignation or removal or until their respective successors are duly elected (or, with respect to the officers of the Surviving Corporation, appointed) and qualified.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Tender Condition) are satisfied and Purchaser consummates the Offer, if Purchaser does not own at least 90% of the outstanding Shares, Purchaser expects to exercise the Top-Up Option and purchase sufficient Top-Up Shares such that, following such exercise, Purchaser will own at least one share more than 90% of the Shares outstanding and will be able to complete a short-form merger without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the OBCA.

Certain U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”

Dissenters’ rights are not available as a result of the Offer. In addition, we anticipate that a shareholder who does not tender its Shares in the Offer will not have dissenters’ rights under the OBCA in connection with the Merger. At the Offer Acceptance Time, if Purchaser does not otherwise own at least 90% of the outstanding Shares, Purchaser expects to exercise the Top-Up Option and purchase sufficient Top-Up Shares such that, following such exercise, Purchaser will own at least one share more than 90% of the Shares outstanding and will be able to complete a short-form merger without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the OBCA. Shareholders do not have dissenters’ rights under the OBCA if the Shares continue to be listed on the NASDAQ Global Select Market (which we refer to as the “NASDAQ”) on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable. We expect that the Shares will continue to be listed on the NASDAQ through the record date for any such shareholders’ meeting or the effective date of the “short-form” merger, as applicable and, accordingly, that shareholders will not be entitled to dissenters’ rights. See Section 17 — “Dissenters’ Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the satisfaction, or to the extent waivable by Purchaser or Duravant, waiver by such parties of each of the Offer Conditions, promptly (and in any event no later than the first Business Day (as defined below)) after the Expiration Time we will accept for payment all Shares validly tendered and not validly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) pursuant to the Offer.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered, and not validly withdrawn, pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (a) the Minimum Tender Condition, (b) the Governmental Entity Condition, (c) the Termination Condition and (d) the Marketing Period Condition (each as described below). We refer to these conditions and the other conditions described in Section 15 — “Conditions of the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that, subject to the rights of Duravant and Purchaser to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Duravant will cause Purchaser to, (a) if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Duravant or Purchaser, to the extent waivable by Duravant or Purchaser, extend the Offer for additional periods of up to ten business days (with Saturdays, Sundays and bank holidays in Portland, Oregon or New York, New York not being business days, which we hereinafter refer to as “Business Days”) per extension (or such longer or shorter period as the parties to the Merger Agreement may agree), to permit such Offer Conditions to be satisfied; and (b) extend the Offer from time to time for any period required by any law applicable to the Offer. However, Purchaser will not:

•	be required to extend the Offer beyond the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) April 6, 2018 (which we refer to as the “Extension Deadline,” subject to extension);

•	be required to extend the Offer for one or more additional periods not to exceed 20 Business Days in the aggregate if the Minimum Tender Condition (as defined below) is not satisfied but all other Offer Conditions (as defined below) are satisfied or waived; or

•	be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Key Technology, unless, on the Extension Deadline, the sole then-unsatisfied Offer Condition is the Marketing Period Condition (as defined below) (other than any conditions that by their express terms will not be satisfied until the Offer Acceptance Time but which conditions are capable of being satisfied at the start of and throughout such period), in which case Purchaser will have the right to extend the Offer until the first Business Day following the end of the Marketing Period (as described in Section 15 — “Conditions of the Offer”), so long as no such extension would result in the Offer being extended beyond the third Business Day immediately preceding May 25, 2018 (which we refer to as the “Termination Date”).

Except as otherwise permitted by the Merger Agreement, Duravant and Purchaser will not withdraw the Offer prior to the Expiration Time of the Offer.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), any of the Offer Conditions may be waived (to the extent permitted by law) by Purchaser and Purchaser may make any other changes in the terms and conditions of the Offer not inconsistent with the Merger Agreement at any time and from time to time in its sole discretion, except that, without the prior written consent of Key Technology, Duravant and Purchaser will not (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer (provided that Duravant and Purchaser may increase the cash consideration payable in the Offer), (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose conditions or requirements to the Offer in addition to the Offer Conditions, (e) amend, modify or waive the Minimum Tender Condition or Termination Condition, (f) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such or (g) terminate the Offer or accelerate, extend or otherwise change the Expiration Time (except as provided in other provisions of the Merger Agreement).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that, in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination.”

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, if Purchaser does not own at least 90% of the outstanding Shares after giving effect to the consummation of the Offer, Purchaser expects to exercise the Top-Up Option (as defined below) and purchase sufficient Top-Up Shares (as defined below) such that, following such exercise, Purchaser will own at least one share more than 90% of the Shares outstanding and will be able to complete a short-form merger without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the OBCA.

In accordance with Rule 14d-11 under the Exchange Act and the Merger Agreement, Purchaser may provide, at its option or at the request of Key Technology, subject to the terms of the Merger Agreement, a subsequent offering period following the Expiration Time. A subsequent offering period, if included, will be an additional period of not less than three Business Days beginning on the next Business Day following the expiration of the Offer in accordance with Rule 14d-11 under the Exchange Act, during which any remaining holders of Shares may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering holders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next Business Day following the date of the Expiration Time or date of termination of any prior subsequent offering period.

Key Technology has provided us with its shareholder list and lists of securities positions for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the shareholder list of Key Technology and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s list of securities positions for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction, or to the extent waivable by Purchaser or Duravant, waiver by such parties of each of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” promptly (and in any event no later than the first Business Day) after the Expiration Time, we will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates, Book-Entry Confirmations or any other required documentation with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Time; and

•	the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier, mail or facsimile to the Depositary in accordance with the instructions set forth in such Notice and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing it, him or her as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution” and, collectively, we refer to as “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (a) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates, Book-Entry Confirmations or any other required documentation with respect to Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the sole option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Effect of Tendering Shares. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Duravant, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Key Technology’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Key Technology’s shareholders.

Information Reporting and Backup Withholding. Payments made to shareholders of Key Technology in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. Holders (as defined in “Section 5 — Certain U.S. Federal Income Tax Consequences”) that do not otherwise establish an exemption should complete and return to the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such shareholder is a U.S. person, that the taxpayer identification number provided by such shareholder is correct and that such shareholder is not subject to backup withholding. Foreign shareholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such shareholders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m. Eastern Time, on Thursday, March 8, 2018, and may also be withdrawn at any time after March 8, 2018, which is the 60th day after the date of the commencement of the Offer, unless theretofore accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Duravant, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Key Technology whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address U.S. federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, shareholders who receive cash pursuant to the exercise of dissenters’ or appraisal rights and shareholders who received Shares pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted Shares, restricted stock units, performance share units or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (a) an individual who is a citizen or resident of the United States; (b) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; or (c) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Shares. This discussion does not address the tax consequences to shareholders who are not U.S. Holders.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such shareholder is a U.S. person, that the taxpayer identification number provided by such shareholder is correct and that such shareholder is not subject to backup withholding. Foreign shareholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such shareholders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a shareholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ under the symbol “KTEC.” Key Technology has advised Duravant that, as of the close of business on February 7, 2018, 6,464,790 Shares were outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on the NASDAQ, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended September 30, 2015
First Quarter	$14.10	$12.25	—
Second Quarter	$13.41	$12.42	—
Third Quarter	$13.30	$12.55	—
Fourth Quarter	$13.16	$10.72	—
Year Ended September 30, 2016
First Quarter	$12.20	$8.08	—
Second Quarter	$10.44	$6.25	—
Third Quarter	$9.97	$6.88	—
Fourth Quarter	$12.98	$8.92	—
Year Ended September 30, 2017
First Quarter	$13.74	$9.68	—
Second Quarter	$13.95	$11.70	—
Third Quarter	$14.00	$12.10	—
Fourth Quarter	$19.67	$11.08	—
Year Ended September 30, 2018
First Quarter	$21.61	$14.60	—
Second Quarter (through February 7, 2018)	$26.65	$16.76	—

On January 24, 2018, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the NASDAQ was $17.76. On February 7, 2018, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the NASDAQ was $26.59. The Offer Price represents a premium of approximately 50.6% to the closing price of the Shares on the last full trading day before the Merger Agreement was executed.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except with the written consent of Duravant, Key Technology will not declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock (including the Shares), except for any dividend or distribution by a wholly-owned subsidiary of Key Technology to Key Technology or another of its wholly-owned subsidiaries.

7. Certain Information Concerning Key Technology.

Except as specifically set forth herein, the information concerning Key Technology contained in this Offer to Purchase has been taken from or is based upon information furnished by Key Technology or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Key Technology’s public filings with the

SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Key Technology and its business has been taken from Key Technology’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Key Technology was incorporated as an Oregon corporation in 1982. Key Technology’s common stock trades on the NASDAQ Global Select Market under the symbol “KTEC.” Key Technology’s principal executive offices are located at 150 Avery Street, Walla Walla, Washington 99362, and its telephone number is (509) 529-2161. Key Technology’s internet address is http://www.key.net. The information on Key Technology’s website is not a part of this Schedule TO and is not incorporated by reference into this Schedule TO.

Key Technology is a worldwide supplier of process automation solutions to the food processing industry and other industries such as pharmaceuticals and tobacco.

Key Technology and its operating subsidiaries design, manufacture, sell and service automation equipment that processes product streams of discrete pieces to improve product safety and quality. These systems integrate electro-optical automated inspection and digital sorting systems with other processing systems that include specialized conveying and preparation equipment. Key Technology provides parts and service for each of its product lines to customers around the world.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Key Technology is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Key Technology’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Key Technology’s securities, any material interests of such persons in transactions with Key Technology and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Key Technology, that file electronically with the SEC.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Key Technology or any of its subsidiaries or affiliates or for any failure by Key Technology to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Duravant, Purchaser and the WP XII Funds.

Duravant, Purchaser and the WP XII Funds. Duravant is a global engineered equipment and automation solutions provider to the food processing, packaging and material handling sectors. Duravant serves customers and partners across multiple sectors, including food and beverage, agriculture, household goods, pharmaceuticals, distribution and industrials. With a portfolio of world-class brands and automation solutions, Duravant connects equipment, integration and lifecycle management through the company’s SupportPro services.

Purchaser is a Delaware corporation formed on January 23, 2018 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Key Technology will continue as the surviving corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly-owned subsidiary of Duravant. Engineered Machinery Holdings, Inc., a Delaware corporation (which we refer to as “Engineered Holdings”), is an indirect parent company of both Duravant and Purchaser. Engineered Holdings has obtained $185.0 million in financing commitments pursuant to an Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and between Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Holdings.

Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (which we refer to as “WP XII”), Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (which we refer to as “WP XII-B”), Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (which we refer to as “WP XII-D”), Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (which we refer to as “WP XII-E”), WP XII Partners, L.P., a Delaware limited partnership (which we refer to as “WP XII Partners”), and Warburg Pincus XII Partners, L.P., a Delaware limited partnership (which we refer to as “Warburg XII Partners,” and together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, the “WP XII Funds”; we refer to the WP XII Funds, together with Duravant and Purchaser, as the “Offeror Group”) are affiliates of the holding company that is the indirect controlling shareholder of Engineered Holdings, Duravant and Purchaser. The principal business of the WP XII Funds is that of making private equity and related investments.

Duravant’s and Purchaser’s principal executive offices are located at 3500 Lacey Road, Suite 290, Downers Grove, IL 60515, and their telephone number is (630) 635-3913. Engineered Holdings’s and each of the WP XII Fund’s principal executive offices are located at 450 Lexington Avenue, New York, New York 10017, and their telephone number is (212) 878-0600. The principal executive offices and contact information for the control persons (other than natural persons) of the members of the Offeror Group not discussed in this paragraph are set forth in Schedule I to this Offer to Purchase.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Duravant, Purchaser and each member of the Offeror Group and its affiliates are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, the persons or entities listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, the persons or entities listed in Schedule I to this Offer to Purchase or associates or majority-owned subsidiaries of the Offeror Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, the persons or entities listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Key Technology (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the members of the Offeror Group or, to the best knowledge of the members of the Offeror Group, the persons or entities listed in Schedule I hereto has had any business relationship or transaction with Key Technology or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Duravant, the WP XII Funds or any of their respective subsidiaries or, to the best knowledge of Duravant, Purchaser and the WP XII Funds, any of the persons or entities listed in Schedule I to this Offer to Purchase, on the one hand, and Key Technology or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Duravant expects to offer certain members of the Key Technology management team the opportunity to invest in WP Deluxe Apexco, LLC, a Delaware limited liability company and an indirect parent company of Duravant (which we refer to as “Deluxe Apexco”), by either making a cash investment in Deluxe Apexco or exchanging their Shares for equity interests in Deluxe Apexco with an equivalent value. Duravant and the members of the Key Technology management team did not discuss the potential opportunity to make an equity investment in Deluxe Apexco prior to the execution of the Merger Agreement and the specific terms of a potential investment in Deluxe Apexco have yet to be discussed. In addition, there is currently no commitment to make such an investment or to accept such an investment, and neither the Offer nor the Merger is conditioned upon any employee or director of Key Technology entering into any agreement, arrangement or understanding concerning such investment.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Duravant and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Duravant has filed electronically with the SEC.

9. Source and Amount of Funds.

We estimate that the total funds needed to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which we refer to as the “Transactions”) will be approximately $185.0 million, which includes the funds needed (a) to purchase all Shares tendered in the Offer and to pay the Key Technology shareholders whose Shares are converted into the right to receive the Merger Consideration (as defined below) in the Merger, (b) for the payment in respect of outstanding Company Stock-Based Awards and (c) for the payment in respect of all amounts owing with respect to either of Key Technology’s credit facility with PNC Bank and a foreign credit facility of a subsidiary of Key Technology at the closing of the Merger. It is expected that such amount will be funded by a combination of cash on hand, the proceeds of $185.0 million in financing commitments Engineered Holdings has obtained pursuant to an Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and between Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Holdings (such commitments and the financing transactions contemplated thereby, which we refer to as the “Debt Financing”) and equity contributions from entities controlled by the WP XII Funds and an affiliate of the Other WP Parties (as defined in Schedule I to this Offer to Purchase). Funding of the Debt Financing is subject to the satisfaction or waiver of the conditions set forth in the debt commitment letter pursuant to which the Debt Financing will be provided (including the requirement of Purchaser to substantially concurrently consummate the Offer). Neither the consummation of the Offer nor the completion of the Merger is conditioned upon Duravant’s receipt of the Debt Financing or any equity contributions.

Debt Financing. Engineered Holdings has received an Amended and Restated Debt Commitment Letter, dated February 5, 2018 (which we refer to as the “Debt Commitment Letter”), by and between Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC (which we refer to, collectively, as the “Debt Financing Sources”) and Engineered Holdings. The Debt Commitment Letter amended and restated a prior commitment letter, dated January 25, 2018, from Jefferies Finance LLC. Pursuant to the Debt Commitment Letter, the Debt Financing Sources have committed to provide or arrange, subject to the terms and conditions of the Debt Commitment Letter, up to $150 million in aggregate principal amount of senior secured first lien incremental term loans and up to $35 million in aggregate principal amount of senior secured second lien incremental term loans for the purpose of financing a portion of the funds required to complete the Offer and the Merger, the refinancing of certain indebtedness of Key Technology and the payment of related costs and expenses.

The commitment of the Debt Financing Sources under the Debt Commitment Letter expires upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer and the Merger without the funding of the incremental term loans and (c) 5:00 p.m., New York City time, on June 1, 2018, if the conditions to the Debt Financing have not been satisfied or waived prior to such time.

Consistent with the existing term loans of Engineered Holdings, the incremental first lien term loans will be secured on a first lien basis by substantially all assets of Engineered Holdings and the applicable guarantors and the incremental second lien term loans will be secured on a second lien basis by substantially all assets of Engineered Holdings and the applicable guarantors.

The loans under the Debt Financing are expected to bear interest, at the borrower’s option, at a rate equal to adjusted LIBOR or an alternate base rate, in each case plus a spread.

Consistent with the existing term loans of Engineered Holdings, the incremental term loan facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The incremental term loan facilities will also include customary events of default including a change of control consistent with the existing term loans of Engineered Holdings.

The funding of the Debt Financing is subject, among other things, to:

•	the substantially simultaneous consummation of the Offer in all material respects in accordance with the Merger Agreement (without giving effect to any modifications, amendments, consents or waivers thereto or thereunder that are materially adverse to the Debt Financing Sources without the consent (not to be unreasonably withheld, delayed or conditioned) of the Debt Financing Sources);

•	the absence of any Material Adverse Effect (defined in a manner consistent with the Merger Agreement) since January 25, 2018;

•	consummation of the debt refinancing described above;

•	payment of required fees and expenses;

•	the accuracy in all material respects of certain specified representations and warranties;

•	completion of a five consecutive Business Day marketing period following receipt by the Debt Financing Sources of financial and other information required for a confidential information memorandum with respect to the Debt Financing;

•	delivery of reasonably requested information in connection with “know your customer” and anti-money laundering rules and regulations; and

•	the execution and delivery of definitive documentation.

Assuming the satisfaction of the conditions to the Offer, the proceeds of the Debt Financing, together with cash available to us and any equity contributions provided to us, will be sufficient to fund the completion of the Offer and the Merger, the refinancing of certain indebtedness of Key Technology described above and related costs and expenses. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. No plans or arrangements have been made to refinance the Debt Financing.

This summary and description of the Debt Commitment Letter is only a summary and is qualified in its entirety by reference to the Debt Commitment Letter, which is filed as Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with Key Technology.

The information set forth below regarding Key Technology not involving Duravant or Purchaser was provided by Key Technology.

Background of the Offer

The following chronology summarizes the key meetings and events between representatives of Duravant and the representatives of Key Technology that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation or meeting among the representatives of Duravant and the representatives of Key Technology. For a review of Key Technology’s additional activities relating to these contacts, please refer to Key Technology’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase.

On October 3, 2017, a representative of Robert W. Baird & Co. Incorporated (which we refer to as “Baird”), financial advisor to Key Technology, contacted Michael Kachmer, President and Chief Executive Officer of Duravant, to inform him that a public company in the automated food processing industry was considering initiating a process for a potential sale transaction. From time to time thereafter until Duravant and Key Technology executed the Merger Agreement on January 25, 2018, representatives of Duravant and Warburg Pincus LLC (which we refer to as “WP LLC”), the manager of the WP XII Funds, which are affiliates of the holding company that is the controlling shareholder of Duravant, engaged in various discussions regarding Duravant’s potential acquisition of Key Technology.

Also on October 3, 2017, a representative of Baird sent to Carson Brennan, Director of Business Development at Duravant, and Mr. Kachmer an initial draft confidentiality agreement with respect to the potential sale transaction the Baird representative had previously discussed with Mr. Kachmer.

Between October 3 and October 9, 2017, representatives of Duravant and Key Technology negotiated the terms of the Confidentiality Agreement (as defined below), which Duravant and Key Technology entered into on October 9, 2017.

On October 30, 2017, Mr. Kachmer had a call with a representative of Baird to discuss the expected timeline for the potential Key Technology sale process. Thereafter, on October 30, 2017, Baird sent Duravant a process letter containing the instructions for submitting a preliminary indication of interest for a potential acquisition of Key Technology (which we refer to as the “IOI”). The process letter specified that Baird, on Key Technology’s behalf, would not accept any IOIs after November 16, 2017.

On November 9, 2017, Mr. Kachmer and John J. Ehren, President and Chief Executive Officer of Key Technology, met to discuss industry conditions as well as each executive’s vision for his respective company.

On November 10, 2017, Baird provided Duravant a business and financial performance update for Key Technology (including preliminary financial results for fiscal 2017).

On November 16, 2017, Duravant submitted a non-binding IOI to acquire Key Technology for $22.00-$24.00 per Share on a fully-diluted basis. The IOI was contingent upon, among other things, the satisfactory completion by Duravant of its due diligence, execution of an acquisition agreement, receipt of financing and receipt of necessary regulatory and third party approvals.

On November 21, 2017, a representative of Baird contacted Mr. Kachmer and Mr. Brennan to invite Duravant to participate in management presentations and the next phase of the due diligence process for a potential acquisition of Key Technology.

On December 6, 2017, Mr. Kachmer, Mr. Brennan, Eleni Vlahos-Yianas, Vice President of Marketing at Duravant, and Jeff Goldfaden, Managing Director at WP LLC, met with Key Technology’s management team, which included Mr. Ehren, Stephen Pellegrino, Senior Vice President of Global Sales at Key Technology, and Dr. Louis Vintro, Senior Vice President of New Products and Business Development at Key Technology. Representatives of Baird were also in attendance.

On December 7, 2017, Mr. Kachmer, Ms. Vlahos-Yianas, Mr. Goldfaden, Mike Beregovsky, Principal at WP LLC, and Matthias Riemann, Managing Director at Munich Strategy Group, an advisor to Duravant, attended a management presentation at the offices of Key Technology’s legal counsel, Tonkon Torp LLP (which we refer to as “Tonkon Torp”), given by Mr. Ehren, Mr. Pellegrino and Dr. Vintro. Representatives of Baird were also in attendance.

Also on December 7, 2017, Duravant representatives were granted access to a virtual data room, which contained copies of various due diligence materials, for purposes of conducting a due diligence review of Key Technology.

On December 14, 2017, Baird sent Duravant instructions for submitting an updated proposal for a potential acquisition of Key Technology, which requested, among other things, that Duravant submit detailed comments on the draft merger agreement to be posted to the virtual data room, along with an updated proposal.

On December 22, 2017, the form of merger agreement was posted to the virtual data room. During the period between mid-December 2017 and mid-January 2018, Duravant requested certain additional due diligence items, and Key Technology and Baird, on behalf of Key Technology, provided information in response to those requests. During this period, Duravant also continued to conduct financial, commercial, legal, tax, environmental, human resource and other diligence with respect to Key Technology, including calls with Key Technology’s management team.

On January 16, 2018, Baird shared preliminary fiscal 2018 first quarter financial results and business updates for Key Technology with Duravant.

On January 18, 2018, Duravant submitted a proposal to acquire Key Technology for $24.50 per Share in cash, which included comments on the draft merger agreement, a debt commitment letter from Jefferies Finance LLC to provide debt financing for Duravant’s acquisition of Key Technology and a draft exclusivity agreement. Duravant indicated in its proposal that it had completed its due diligence and requested that Key Technology enter into exclusive negotiations with Duravant in order to finalize the merger agreement and other transaction documentation.

On January 19, 2018, Dan Zamlong, Managing Director at WP LLC, discussed Duravant’s proposal to acquire Key Technology with a representative of Baird.

On January 20, 2018, Baird requested that Duravant submit its best and final proposal by 12:00 p.m. Central time on Monday, January 22, 2018. Baird communicated to Duravant that this proposal would be viewed as Duravant’s absolute best and final proposal and there would be no further bidding. Baird also provided Duravant with feedback on its comments on the merger agreement and an update on the estimated transaction expenses and management bonuses which would be payable by Key Technology in the transaction.

On January 22, 2018, Duravant submitted its best and final proposal to acquire Key Technology for $26.75 per Share in cash, which included a revised draft of the merger agreement and an updated debt commitment letter from Jefferies Finance LLC for the proposed debt financing for the transaction. Duravant again requested that Key Technology enter into exclusive negotiations with Duravant as part of their best and final proposal.

On January 23, 2018, Baird informed Duravant that Key Technology had agreed to proceed with the negotiation of definitive documents with Duravant on the basis of Duravant’s final proposal.

Also on January 23, 2018, Duravant’s legal counsel, Cleary Gottlieb Steen & Hamilton LLP (which we refer to as “Cleary Gottlieb”), circulated a draft of the tender and support agreement with respect to shares beneficially owned by Mr. Averick and the Kokino Clients to Tonkon Torp.

Also on January 23, Tonkon Torp circulated a revised draft of the merger agreement and a draft of Key Technology’s disclosure letter to the merger agreement to Cleary Gottlieb.

Between January 23 and 24, 2018, representatives of Cleary Gottlieb and Tonkon Torp negotiated various issues in the merger agreement and related documentation, including Key Technology’s disclosure letter to the merger agreement.

On January 24, 2018, Key Technology delivered the requested Exclusivity Agreement to Duravant providing for a period of exclusive negotiations between Duravant and Key Technology until January 29, 2018 (as described below in Section 11 — “The Merger Agreement; Other Agreements — The Exclusivity Agreement”).

On January 24, 2018, representatives of Mr. Averick and the Kokino Clients sent Cleary Gottlieb a revised draft of the tender and support agreement. Later on January 24, Cleary Gottlieb sent representatives of Mr. Averick and the Kokino Clients a final version of the Tender and Support Agreement.

On January 25, 2018, the Duravant Board of Managers, acting unanimously by written consent, (i) determined that the Offer, the Merger and the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of Duravant, and to enter into such agreements and consummate the transactions contemplated thereby and (ii) approved and adopted the Merger Agreement, the Tender and Support Agreement and the other related transactions contemplated thereby (including the Offer and the Merger).

Later that morning on January 25, 2018, Duravant, Purchaser and Key Technology executed the Merger Agreement and the parties to the Tender and Support Agreement executed the Tender and Support Agreement. Immediately thereafter, prior to the opening of financial markets in New York City, Duravant and Key Technology publicly announced the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Key Technology and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Duravant, Purchaser and the WP XII Funds,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Duravant, Purchaser and the WP XII Funds.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Key Technology or the transactions contemplated in the Merger Agreement contained in public reports filed by Key Technology or Duravant with the SEC. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual disclosures about Duravant, Purchaser, Key Technology or their respective affiliates. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by Key Technology with the SEC on January 31, 2018. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by Key Technology with the SEC on January 31, 2018, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter delivered by Key Technology to Duravant and Purchaser in connection with the execution and delivery of the Merger Agreement. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among Key Technology, Duravant and Purchaser, and certain representations and warranties in the Merger Agreement were made as of a specified date and/or were used for the purpose of allocating risk among Key Technology, Duravant and Purchaser rather than establishing matters of fact, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders. Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Key Technology at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Key Technology in Key Technology’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Key Technology’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Key Technology, Duravant, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the solicitation /recommendation statement on Schedule 14D-9 filed by Key Technology on February 8, 2018, as well as in Key Technology’s other public filings with the SEC.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable but in no event later than February 8, 2018 (ten Business Days after the date of the Merger Agreement). Purchaser’s obligation to accept for payment and pay for Shares validly tendered, and not validly withdrawn, pursuant to the Offer is subject to the terms and conditions of the Merger Agreement and the prior satisfaction or waiver (to the extent permitted by law) of the Minimum Tender Condition, the Termination Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Upon the terms and subject to the satisfaction of, or to the extent waivable by Purchaser or Duravant, waiver by such party of each of the Offer Conditions, Purchaser will promptly (and in any event no later than the first Business Day) after the

Expiration Time irrevocably accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser expressly reserves the right to (but is not obligated to) (a) increase the amount of cash constituting the Offer Price, (b) waive any Offer Condition (to the extent permitted under applicable laws) and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without the prior written consent of Key Technology, Duravant and Purchaser will not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer (provided that Duravant and Purchaser may increase the cash consideration payable in the Offer);

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Tender Condition or Termination Condition;

•	otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such; or

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Time (except as provided in other provisions of the Merger Agreement);

in each case except as provided elsewhere in the Merger Agreement.

The Offer will initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time, on March 8, 2018, 20 Business Days following the commencement of the Offer and determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (which we refer to as the “Expiration Time,” and such time or such subsequent time to which the Expiration Time of the Offer is extended in accordance with the Merger Agreement we refer to as the “Expiration Time”).

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, the Merger Agreement provides that, subject to the rights of Duravant and Purchaser to terminate the Merger Agreement pursuant to its terms, Purchaser will, and Duravant will cause Purchaser to:

•	if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Duravant or Purchaser, to the extent waivable by Duravant or Purchaser, extend the Offer for additional periods of up to ten Business Days per extension (or such longer or shorter period as the parties to the Merger Agreement may agree), to permit such Offer Conditions to be satisfied; and

•	extend the Offer from time to time for any period required by any law applicable to the Offer.

However, Purchaser will not:

•	be required to extend the Offer beyond the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Extension Deadline;

•	be required to extend the Offer for one or more additional periods not to exceed 20 Business Days in the aggregate if the Minimum Tender Condition is not satisfied but all other Offer Conditions are satisfied or waived; or

•

be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Key Technology, unless, on the Extension Deadline, the sole then-unsatisfied Offer Condition is the Marketing Period Condition (other than any conditions that by their express terms will not be satisfied until the Offer Acceptance Time but which conditions are capable of being satisfied at the start of and throughout such period), in which case Purchaser will have the right to extend the Offer until the first Business Day following the end of the Marketing Period, so long as no such extension would result in the Offer being extended beyond the third Business Day immediately preceding May 25, 2018 (which we refer to as the “Termination Date”).

Duravant will cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and will cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, effective upon the Offer Acceptance Time and from time to time thereafter until the Effective Time, Duravant will be entitled to designate the number of directors, rounded up to the next whole number, on the Key Technology Board of Directors that equals the product of: (a) the total number of directors on the Key Technology Board of Directors (giving effect to the election of any additional directors pursuant to such right of Duravant) and (b) the percentage that the number of Shares beneficially owned by Duravant or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and Key Technology will cause Duravant’s designees to be appointed to the Key Technology Board of Directors (which we refer to as the “Duravant Directors”). At such time, Key Technology will also cause individuals designated by Duravant to constitute the number of members, rounded up to the next whole number, on: (x) each committee of the Key Technology Board of Directors and (y) as requested by Duravant, each board of directors of each subsidiary of Key Technology (and each committee thereof) that represents the same percentage of such individuals represented on the Key Technology Board of Directors. Following the election or appointment of such designees of Duravant and until the Effective Time, the approval of a majority of the directors of Key Technology then in office who were not so designated by Duravant will be required to authorize any termination of the Merger Agreement by Key Technology, any amendment of the Merger Agreement by the Key Technology Board of Directors, any extension of time for performance of any obligation or action thereunder by Duravant or Purchaser and any waiver of compliance with any agreements or conditions contained therein for the benefit of Key Technology. Duravant expects the Merger to be consummated immediately following the closing of the Offer and, accordingly, would not expect to exercise its right to appoint Duravant Directors prior to the Effective Time.

Under the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will from and after the Effective Time be the directors of the Surviving Corporation, and the officers of Key Technology will from and after the Effective Time be the officers of the Surviving Corporation, in each case until the earlier of their death, resignation or removal or until their respective successors are duly elected (or, with respect to the officers of the Surviving Corporation, appointed) and qualified.

The Top-Up Option. The Company has granted Purchaser an irrevocable option (which we refer to as the “Top-Up Option”), exercisable pursuant to the Merger Agreement and in the event that the Minimum Tender Condition is satisfied, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly issued, fully paid and nonassessable Shares (which we refer to as the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Duravant and Purchaser at the time of the exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

There are certain limitations on Purchaser’s exercise of the Top-Up Option:

•	the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option;

•	the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares will not be prohibited by any law (other than any listing requirement of any national securities exchange);

•	the issuance of the Top-Up Shares will not require approval of Key Technology’s shareholders under applicable law (excluding the rules of NASDAQ); and

•	the Top-Up Option will be exercisable only once, in whole but not in part, at any time following the Offer Acceptance Time and prior to the earlier to occur of: (i) the Effective Time; and (ii) the termination of the Merger Agreement in accordance with its terms.

At the closing of the purchase of the Top-Up Shares (which will be on the same date as the date of the Offer Acceptance Time), the aggregate purchase price owed by Purchaser to Key Technology for the Top-Up Shares will be paid to Key Technology, at Duravant’s election, either:

•	entirely in cash; or

•	by payment of $0.10 per Share in cash to Key Technology and delivery of a one-year, full recourse note in the principal amount of $26.65 per Share.

The Merger. The Merger Agreement provides that, upon the terms and subject to the satisfaction or, to the extent permitted by applicable law and the Merger Agreement, waiver of the conditions thereto, at the Effective Time, Purchaser will be merged with and into Key Technology. Following the Merger, the separate corporate existence of Purchaser will cease and Key Technology will continue as the Surviving Corporation. The Merger will be in accordance with the OBCA and the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”).

Organizational Documents. At the Effective Time, the articles of incorporation of Key Technology will be amended and restated to read the same as the articles of incorporation of Purchaser on January 25, 2018, except such articles of incorporation will be amended to reflect that the name of the Surviving Corporation will be “Key Technology, Inc.,” and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable law.

At the Effective Time and without any further action on the part of Key Technology and Purchaser, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the articles of incorporation of the Surviving Corporation and applicable law, except that such bylaws will be amended to reflect that the name of the Surviving Corporation will be Key Technology, Inc.

Merger Closing Conditions. The obligations of Key Technology, Duravant and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•	To the extent required by the Oregon Act, the Merger Agreement has been approved by Key Technology’s shareholders;

•	no governmental authority having jurisdiction over any party to the Merger Agreement, the Merger or any of the transactions contemplated by the Merger Agreement will have enacted, issued, promulgated, enforced or entered any laws or any order, injunction, judgment or decree, whether temporary, preliminary, or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or Duravant or Purchaser’s full rights of ownership and voting of the Shares or Purchaser’s ownership or operation of Key Technology; and

•	Purchaser has consummated the Offer.

Conversion of Capital Stock at the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Key Technology, Duravant, Purchaser or the holders of any shares of capital stock of Key Technology, each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares owned by Duravant, Purchaser or any other wholly-owned subsidiary of Duravant or Shares owned by

Key Technology or any wholly-owned subsidiary of Key Technology) will thereupon be canceled and converted automatically into and will thereafter represent the right to receive an amount equal to the Offer Price in cash, without interest, and net of any applicable withholding taxes.

Treatment of Company Stock-Based Awards.

The Merger Agreement provides that at the Effective Time, each award or right of any kind, contingent or accrued, to receive Shares (including restricted Shares) and each right to a cash payment measured in whole or in part based on the value of a number of Shares (which we refer to as a “Phantom Award”) granted under any employee or director equity compensation plan, arrangement or agreement of the Company (which we refer to as the “Company Stock Plans”), whether vested or unvested, which is outstanding immediately prior to the Effective Time (each such right or award, which we refer to as a “Company Stock-Based Award”) will cease to represent a right or award with respect to the Shares, will become fully vested (and any performance-based vesting conditions will be deemed to have been achieved at the target level of performance) and will entitle the holder thereof to receive, at the Effective Time, an amount in cash, subject to any withholding of tax, equal to the Offer Price in respect of each Share underlying the particular Company Stock-Based Award (which amount we refer to as the “Company Stock-Based Award Payment”). At or prior to the Effective Time, the Company will adopt resolutions and take any actions as may be reasonably required to effectuate the provisions of the Merger Agreement with respect to the Company Stock-Based Awards, including terminating each Company Stock-Based Award without any further liability on the part of the Company, the Surviving Corporation, Duravant or any of their respective subsidiaries, other than the right of a holder of a Company Stock-Based Award to the Company Stock-Based Award Payment.

Treatment of the Key Technology ESPP.

The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Company will take all actions that are necessary to (a) terminate its Restated 1996 Employee Stock Purchase Plan (which we refer to as the “ESPP”) effective as of prior to the Effective Time, (b) ensure that no Shares remain outstanding under the ESPP as of the Effective Time, (c) terminate any pending offering period under the ESPP in progress as of the date of the Merger Agreement and suspend any future offering periods, ensuring no offering period will be commenced on or after the date of the Merger Agreement, (d) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (e) return all funds contributed to the ESPP that have not been used to purchase Shares to the participants as soon as administratively feasible following the Effective Time, without interest.

Surrender of Shares and Payment. On or before the Effective Time on the date on which the closing of the Merger occurs (which we refer to as the “Closing Date”), Duravant will deposit (or cause to be deposited) with the Depositary cash in an amount sufficient to make all payments pursuant to the Merger Agreement of the Merger Consideration (which we refer to as the “Payment Fund”). The Payment Fund will be invested by the Depositary as directed by the Surviving Corporation, provided that (a) no such investment or losses thereon will relieve Duravant or the Surviving Corporation from making the payments required with respect to the Merger or affect the amount of Merger Consideration payable to the holders of the common stock, and following any losses, Duravant will promptly provide additional funds to the Depositary to add to the Payment Fund for the benefit of Key Technology’s shareholders immediately prior to the Effective Time in the amount of any such losses and (b) such investments will be in short term obligations of the United States with maturities of no more than 30 days and guaranteed by the United States and backed by the full faith and credit of the United States or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from such investments will be payable to the Surviving Corporation.

As promptly as practicable after the Effective Time, and in any event not later than the fifth Business Day thereafter, Duravant and the Surviving Corporation will cause the Depositary to mail to each holder of record of any outstanding Certificates or uncertificated shares of common stock represented by book-entry immediately prior to the Effective Time (which we refer to as “Book-Entry Shares”), (a) a form of letter of transmittal which will be in customary form and (b) instructions for use in effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration payable with respect thereto. Upon surrender of a Certificate or Book-Entry Share to the Depositary, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Depositary may reasonably require, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share. No interest will be paid or will accrue on any Merger Consideration payable upon surrender of any Certificate or Book-Entry Share.

All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of the Merger Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of common stock formerly represented by such Certificates or Book-Entry Shares.

At any time following the date that is 12 months after the Effective Time, the Surviving Corporation will be entitled to require the Depositary to deliver to it (or any designee thereof) any Payment Funds (including any interest received with respect thereto) that have been made available to the Depositary and that have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders will be entitled to look to Duravant and the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration, without any interest, payable upon due surrender of their Certificate or Book-Entry Shares. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental entity will become, to the extent permitted by applicable laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of Duravant, Purchaser, the Surviving Corporation, the Depositary or their respective affiliates will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to any governmental entity pursuant to any applicable abandoned property, escheat or other similar law.

Each of Duravant, the Surviving Corporation, Purchaser and the Depositary and their agents will be entitled to deduct and withhold from the consideration otherwise payable to any holder of common stock, Company Stock-Based Awards or any other payments pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any corresponding provision of state, local or foreign tax law. To the extent that amounts are so withheld and timely remitted to the appropriate taxing authority by Duravant, the Surviving Corporation, Purchaser or the Depositary, as the case may be, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made by Duravant, the Surviving Corporation, Purchaser or the Depositary, as the case may be.

Representations and Warranties. In the Merger Agreement, Key Technology has made representations and warranties to Duravant and Purchaser with respect to, among other things:

•	corporate matters, such as organization and qualification, standing and organizational documents;

•	capitalization;

•	power and authority to enter into and perform upon the Merger Agreement;

•	enforceability of the Merger Agreement;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	governmental authorizations;

•	subsidiaries, and Key Technology’s equity interests in them;

•	SEC filings, financial statements, disclosure controls and internal controls over financial reporting;

•	the absence of undisclosed liabilities;

•	the absence of certain changes;

•	the absence of litigation;

•	compliance with laws and possession of necessary permits;

•	employee benefit plans, including ERISA matters and certain related matters, and labor and employment matters;

•	environmental matters;

•	tax matters;

•	material contracts;

•	customers;

•	insurance;

•	real property;

•	intellectual property matters;

•	compliance with anti-corruption, anti-bribery, export controls and sanctions laws;

•	related party transactions;

•	absence of indemnifiable claims;

•	brokers and certain fees;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the opinion of financial advisors; and

•	the absence of other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Key Technology are qualified as to “materiality” or “Company Material Adverse Effect” or by knowledge. “Company Material Adverse Effect” means any event, change, development, circumstance, occurrence, state of facts or effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the assets (including intangible assets), properties, liabilities (including contingent liabilities), business, condition (financial or otherwise) or results of operations of Key Technology and its subsidiaries taken as a whole; or (b) would reasonably be expected to prevent, delay or impair the ability of Key Technology to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby, excluding with respect to the preceding clause (a):

•	effects resulting from changes in general economic, financial, business or geopolitical conditions (including any changes in interest or exchange rates or tax laws);

•	effects resulting from general changes or developments in any of the industries in which Key Technology and its subsidiaries operate;

•	effects resulting from natural disasters or other act of God;

•	effects resulting from changes in applicable laws or applicable accounting regulations or principles or interpretations thereof;

•	any change in the price or trading volume of Key Technology’s stock (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from this definition may be taken into account in determining whether there has been or will be a Company Material Adverse Effect);

•	any failure by Key Technology to meet any published analyst estimates or expectations of Key Technology’s revenues, earnings or other financial performance or results of operations for any period or any failure by Key Technology to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from this definition may be taken into account into account in determining whether there has been or will be a Company Material Adverse Effect);

•	effects resulting from any outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency;

•	effects resulting from the announcement of the Merger Agreement (including the making of any regulatory filings required thereunder), the identity of the parties thereto or any of their respective affiliates, or any termination of, reduction in or similar negative impact on relations, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Key Technology or its subsidiaries due to the announcement of the Merger Agreement (other than, in each case, for purposes of certain specified representations or warranties or any other representation or warranty set forth in the Merger Agreement, which is intended to address the consequences of the announcement of, the execution and delivery of, or the consummation of any of the transactions contemplated by, the Merger Agreement); or

•	any action commenced by a shareholder of Key Technology in its capacity as such arising from or related to the Merger Agreement or the transactions contemplated by the Merger Agreement.

Provided, that in the case of the first, second, third, fourth or seventh bullets above, such effects may be taken into account in determining there has been or would reasonably be expected to be a Company Material Adverse Effect if such effect has a disproportionate effect on Key Technology and its subsidiaries, taken as a whole, as compared to other participants that operate in the industry in which Key Technology and its subsidiaries operate.

In the Merger Agreement, Duravant and Purchaser have, jointly and severally, made representations and warranties to Key Technology with respect to:

•	corporate matters, such as organization and qualification, standing and organizational documents;

•	power and authority to enter into and perform upon the Merger Agreement;

•	enforceability of the Merger Agreement;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	governmental authorizations;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14-D-9;

•	absence of litigation;

•	capitalization, formation and corporate purpose of Purchaser;

•	availability of funds;

•	absence of required vote of Duravant’s shareholders;

•	Share ownership;

•	absence of affiliation or ownership by a foreign government; and

•	Duravant’s and Purchaser’s independent investigation of Key Technology.

Some of the representations and warranties in the Merger Agreement made by Duravant and Purchaser are qualified as to “materiality” or “Duravant Material Adverse Effect” or by knowledge. “Duravant Material

Adverse Effect” means any event, change, development, circumstance, occurrence, state of facts or effect that, individually or in the aggregate, is, or would reasonably be expected to be, would reasonably be expected to prevent, delay or impair the ability of Purchaser or Duravant to perform their obligations under the Merger Agreement or to consummate the transactions contemplated thereby.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business of Key Technology. From the date of the Merger Agreement until the Effective Time, except (v) as expressly and specifically required by the Merger Agreement, (w) as disclosed in the disclosure letter to the Merger Agreement, (x) as required by applicable law, (y) for actions by Key Technology or its subsidiaries with respect to matters expressly permitted by the Merger Agreement or (z) as Duravant has otherwise consented in writing, Key Technology will, and will cause its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice.

Key Technology has further agreed that, except (v) as expressly and specifically required by the Merger Agreement, (w) as disclosed in the disclosure letter to the Merger Agreement, (x) as required by applicable law, (y) as expressly and specifically required by any material contract set forth in the disclosure letter to the Merger Agreement in the form disclosed to Duravant prior to the date of the Merger Agreement, or (z) as Duravant has otherwise consented in writing, neither Key Technology nor any of its subsidiaries will:

•	amend or otherwise change its articles of incorporation or bylaws or any equivalent organizational documents;

•	issue, sell, pledge, dispose of or encumber any equity interests of Key Technology or its subsidiaries or grant to any person any right to acquire any such equity interests (or any right to cash or property measured in whole or in part by the value of a number of Shares), except for the issuance of Shares pursuant to the vesting or settlement of Company Stock-Based Awards or settlement of other awards outstanding as of the date of the Merger Agreement;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity interests, except for any dividend or distribution by a wholly-owned subsidiary of Key Technology to Key Technology or to another wholly-owned subsidiary of Key Technology;

•	reclassify, split, combine or subdivide any shares of capital stock or other equity interests of Key Technology or any of its subsidiaries or redeem, repurchase or otherwise acquire any shares of capital stock or any other equity interests of Key Technology or any of its subsidiaries, except for acquisitions in connection with the withholding of shares of common stock to satisfy tax requirements, pursuant to the vesting or settlement of Company Stock-Based Awards or other awards or obligations outstanding as of the date of the Merger Agreement;

•	(a) acquire (i) (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or (ii) any assets, other than purchases of inventory and other assets in the ordinary course of business consistent with past practice; or (b) (i) sell or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise) any corporation partnership or other business organization or division thereof or (ii) sell, license or otherwise dispose of or subject to any lien, other than any permitted lien, any assets (including intellectual property) of Key Technology or its subsidiaries, other than sales or dispositions of furnished goods or obsolete inventory in the ordinary course of business consistent with past practice;

•

(a) hire any service provider at the level of Vice President or above or with an annual base salary in excess of $150,000, (b) terminate the employment of any employee, service provider, officer or director of Key Technology of any of its subsidiaries (each of which we refer to as a “Key Technology

Employee”) at the level of Director or above other than for “cause” (as reasonably determined by Key Technology in the ordinary course of business consistent with past practices) or promote any Key Technology Employee to the level of Director or above, (c) terminate, discontinue, close or dispose of any plant, facility or other business operation or (d) lay off any Key Technology Employees or implement any early retirement, separation or program providing early retirement window benefits or announce or plan any such action or program for the future;

•	waive, release or assign or otherwise dispose of any material rights, claims or benefits of Key Technology or any of its subsidiaries;

•	authorize any material new capital expenditures except those which are consistent with Key Technology’s current capital expenditures budget (or fail in any material respect to make any of the capital expenditures provided for in such budget);

•	(a) make any loans, advances or capital contributions to, or investments in, any other person (other than a wholly-owned subsidiary of Key Technology), (b) repurchase, prepay or incur any indebtedness for borrowed money (except for short-term borrowings in the ordinary course of business up to an aggregate amount not to exceed $1,500,000) or issue or sell any debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of Key Technology or any of its subsidiaries, (c) enter into any “keep well” or other contracts to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (d) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or obligations of another person (other than a guaranty by Key Technology on behalf of its wholly-owned subsidiaries);

•	except (x) to the extent required by applicable law, (y) as required by the terms and conditions of any Key Technology employee benefit plans, programs, policies, agreements or arrangements for which Key Technologies or any of its subsidiaries have any actual or contingent liability (which we refer to collectively as the “Key Technology Plans”) in effect as of the date of the Merger Agreement or (z) as expressly set forth in Section 2.3 of the Merger Agreement, (a) increase the compensation or benefits payable or provided to any current or former Key Technology Employee, other than increases of less than 5% on an annualized basis in the annual cash compensation of no more than ten Key Technology Employees, in the aggregate, who each have a current annual base salary of less than $100,000, at times and in amounts in the ordinary course of business consistent with past practice, (b) amend, fund or terminate any Key Technology Plan or adopt or enter into any compensation or benefit plan including any pension, retirement, equity or equity-based, profit-sharing, severance, retention, bonus, change of control, fringe benefit, employee benefit, welfare or any other employee benefit or welfare benefit plan, policy, agreement, trust, fund or arrangement that if adopted or entered into prior to the date of the Merger Agreement would constitute a Key Technology Plan, (c) accelerate the vesting, lapse of restrictions, time of payment or funding of any payment, benefit, or award to any current or former Key Technology Employee, (d) enter into any third-party contract with respect to a Key Technology Plan (including contracts for the provision of services to such Key Technology Plan, including benefits administration) or (e) enter into any new or amend any existing employment, severance, retention, changes in control, indemnification or similar agreement with any current or former Key Technology Employees;

•	abandon, cancel, allow to lapse, or fail to renew or to continue to prosecute or defend or otherwise dispose of any material intellectual property owned or purported to be owned by Key Technology or any of its subsidiaries;

•	implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting or United States generally accepted accounting principles (which we refer to as “GAAP”) or regulatory requirements with respect thereto;

•	initiate, commence, compromise, settle or agree to settle any action or other claim, or consent to the same, other than compromises, settlements or agreements solely involving payments of less than

$500,000 individually or in the aggregate; provided that Key Technology may also compromise, settle or agree to settle any action or other claim which (x) results solely in a monetary obligation that Key Technology has confirmed is fully indemnified by a third party or fully covered by insurance and (y) would not involve any admission of guilt or impose any material restrictions or limitations upon the operations or business of Key Technology or any of its subsidiaries in the ordinary course of business consistent with past practices and that would not otherwise be required to be scheduled under any other clause of the disclosure letter to the Merger Agreement;

•	agree to any exclusivity, non-competition, most favored nation or similar provision or covenant restricting Key Technology, any of its subsidiaries or any of their affiliates from competing in any line of business or with any person or in any are or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any effect on Duravant or any of its affiliates after the Effective Time;

•	(a) make, revoke or change any material tax election or file any material amended tax return or request any material tax ruling; (b) make any material change to any accounting method or accounting period used for tax purposes (or request such a change); or (c) settle, compromise or consent to any material tax claim or assessment, enter into any material closing agreement with respect to taxes or surrender a right to a material tax refund;

•	write-down any of its material assets, including any capitalized inventory, or make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or applicable law, including Regulation S-X under the Exchange Act (in each case following consultation with Key Technology’s independent auditor);

•	institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any liabilities or obligations, in excess of $500,000 in any individual case or in the aggregate, other than (w) as required by their terms as in effect on the date of the Merger Agreement, (x) fees, expenses and termination payments related to the transactions contemplated by the Merger Agreement, (y) liabilities or obligations to the extent reserved against on the audited consolidated balance sheet of Key Technology as of September 30, 2017 (for amounts not in excess of such reserves) or (z) incurred since September 30, 2017 in the ordinary course of business consistent with past practice, provided, in the case of each of the foregoing exclusions, the payment, discharge, settlement or satisfaction of such liability or obligation does not include any material obligation to be performed by Key Technology or any of its subsidiaries following the closing of the Merger;

•	waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar contract to which Key Technology or any of its subsidiaries is a party;

•	engage in (a) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (b) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (c) any practice which would have the effect of postponing to subsequent fiscal quarters payment by Key Technology or any of its subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (d) any other promotional sales or discount activity, in each case in a manner outside the ordinary course of business consistent with past practices;

•	enter into or amend any transaction or contract with any financial advisor, shareholder, director or officer of Key Technology or any of its subsidiaries;

•	take any action which is intended to or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

•	authorize or agree to take any of the foregoing actions described in the foregoing bullets.

Key Technology Transaction Bonuses and Chairman Bonus.

The disclosure letter to the Merger Agreement permits Key Technology to grant cash bonuses to Key Technology Employees not to exceed $2,002,000 in the aggregate (which we refer to as the “Transaction Bonuses”), with such Transaction Bonuses to be paid to the Key Technology Employees no earlier than the Effective Time. Key Technology has advised Purchaser that the Key Technology Board of Directors has approved lump sum cash bonuses equal to $1,800,000 to be paid to certain executive officers of Key Technology at the Effective Time.

The disclosure letter to the Merger Agreement also permits Key Technology to make a one-time cash payment of $75,000 to the Chairman of the Key Technology Board of Directors, payable at or prior to the Effective Time. Key Technology has advised Purchaser that the one-time cash payment was approved by the Key Technology Board of Directors and paid to the Chairman of the Key Technology Board of Directors on January 25, 2018.

Access to Information. Upon reasonable prior written notice to Key Technology and subject to customary exceptions and limitations, Key Technology will, and will cause its subsidiaries to, afford Duravant’s authorized representatives reasonable access during normal business hours, consistent with applicable law, from the date of the Merger Agreement to the Effective Time or the earlier termination thereof, to their respective representatives, offices, other facilities, books, records and reports and other documents and information relating to Key Technology and its subsidiaries in their possession and will furnish Duravant and Purchaser with all financial, operating and other data and information as Duravant and Purchaser will reasonably request. Any such investigation or consultation will be conducted at Duravant’s expense under the supervision of Key Technology and in such a manner as not to interfere unreasonably with the business or operations of Key Technology or its subsidiaries. Neither Duravant nor Purchaser will, and each will cause its representatives not to, contact any of the employees, customers, distributors or suppliers of Key Technology in connection with the transactions contemplated by the Merger Agreement whether in person or by telephone, mail or other means of communication without prior written authorization of Key Technology (not to be unreasonably withheld, conditioned or delayed).

Notification of Certain Matters. The Merger Agreement provides that, each of Duravant (on behalf of itself and Purchaser) and Key Technology is required to promptly notify the other in writing of (a) any notice or other communication received by such party or its representatives from any governmental entity in connection with the Merger or the other transactions contemplated in the Merger Agreement or from any person alleging that the consent of such party is or may be required in connection therewith, if the subject matter of such communication could be material to Key Technology, the Surviving Corporation, Duravant, Purchaser or the prompt consummation of the Transactions, (b) any action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relates to or is reasonably expect to affect the prompt consummation of the Transactions, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event that has caused or would be reasonably likely to cause or result in any of the conditions to the Merger not being satisfied or satisfaction of those conditions being materially delayed, (d) the occurrence or non-occurrence of any event, change, development, circumstance, occurrence, state of facts or effect, individually or in the aggregate, that has caused or is reasonably likely to cause any representation or warranty contained in the Merger Agreement of such party to be untrue or inaccurate in any material respect and (e) any material failure of Key Technology, Purchaser or Duravant or any of their respective officers, directors, employees, agents or representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement. However, no notification given by any party pursuant to this paragraph will (w) limit or affect any of the representations, warranties, covenants, obligations or conditions contained in the Merger Agreement, (x) otherwise prejudice in any way the rights and remedies contained in the Merger Agreement, (y) be deemed to affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in the Merger Agreement or (z) be deemed to amend or supplement the confidential disclosures made with respect to the Merger Agreement or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

Employee Matters. In the Merger Agreement, we have agreed with Key Technology that from and after the Effective Time, Duravant will cause the Surviving Corporation or another subsidiary or affiliate of Duravant to provide each employee of Key Technology and its subsidiaries who is employed by Duravant, the Surviving Corporation or any of Duravant’s subsidiaries or affiliates following the Effective Time (which we refer to as “Continuing Employees”) until (a) December 31, 2018, (i) the same level of base salary and hourly wages as in effect for such Continuing Employee as of immediately prior to the Effective Time and (ii) benefits that are, in the aggregate, no less favorable than the benefits (excluding equity and equity-based compensation, defined benefit pension, cash incentive compensation and any retention, severance or change in control plans, policies, practices or arrangements) provided by Key Technology and its subsidiaries to such Continuing Employee as of the Effective Time and (b) September 30, 2018, the same annual cash bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time.

Duravant intends that each Continuing Employee who continues employment with Duravant, the Surviving Corporation or any of Duravant’s subsidiaries or affiliates following September 30, 2018 will be eligible to earn a cash bonus for the period commencing on October 1, 2018 and ending on December 31, 2018 (which we refer to as the “2018 Stub Period”) (a) on substantially similar terms and conditions to the terms and conditions of the annual cash bonus plan such Continuing Employee was eligible to participate in as of immediately prior to the Effective Time and (b) with a target cash bonus opportunity equal to 25% of the annual target cash bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time, in each of (a) and (b), as may be adjusted by Duravant in its good faith discretion for the 2018 Stub Period. Nothing in the Merger Agreement prohibits Duravant, the Surviving Corporation or any of their subsidiaries from amending or terminating any Key Technology Plan or other employee benefit plan or program at any time assumed, established, sponsored or maintained by any of them.

As of and after the Effective Time, subject to applicable law, Duravant and its subsidiaries and affiliates (including the Surviving Corporation) will give Continuing Employees full credit for purposes of eligibility and vesting (and, solely with respect to severance, vacation, sick leave and similar paid time-off plans, programs, policies and arrangements (but, for the avoidance of doubt, not any defined benefit pension plan or plan providing post-retirement pension or retiree welfare arrangements), benefit level) under all benefit plans, programs, policies and arrangements maintained for the benefit of Continuing Employees as of and after the Effective Time by Duravant or any of its subsidiaries or affiliates (including the Surviving Corporation) (each of which we refer to as a “Duravant Plan”) for the Continuing Employees’ services with Key Technology, its subsidiaries and their predecessor entities to the same extent recognized by Key Technology or any of its subsidiaries immediately prior to the Effective Time. However, the foregoing will not apply (x) to the extent that its application would result in the duplication of benefits or (y) for purposes of any Duravant Plan (a) under which similarly situated employees of Duravant and its subsidiaries do not receive credit for prior service or (b) that is grandfathered or frozen, either with respect to the level of benefits or participation. If the Effective Time occurs prior to June 29, 2018 with respect to each Duravant Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) and in which the Continuing Employees participate as of immediately following the Effective Time, subject to applicable law, Duravant and its subsidiaries and affiliates (including the Surviving Corporation) will use commercially reasonable efforts to (i) cause there to be waived any preexisting condition, waiting period and eligibility limitations, to the extent waived, satisfied, not applicable or not included under the corresponding Key Technology Plan, the same was waived or did not apply under Key Technology Plans immediately prior to the Effective Time and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations for the plan year of such Duravant Plan in which the Effective Time occurs, to claims incurred and amounts paid by, and amounts reimbursed to, Continuing Employees under the corresponding Key Technology Plan during the plan year of such Key Technology Plan in which the Effective Time occurs.

Key Technology and Duravant will, and will procure that each of their respective affiliates will, notify and/or consult with any union, works council or other agency or representative body certified or otherwise recognized for purposes of bargaining collectively or any representatives elected for the purposes of any notification and/or consultation in connection with the matters contemplated by the Merger Agreement (which we refer to as the “Employee Representative Bodies”) in relation to the matters contemplated by the Merger Agreement to the extent that they are required to under applicable law, any relevant collective bargaining agreement or agreement with any Employee Representative Bodies. Key Technology and Duravant will, and will procure that each of their respective affiliates will, provide such information and such assistance as may reasonably be required by the other party in connection with their obligations. Key Technology will periodically inform Duravant of the status of any negotiations with each respective Employee Representative Body as well as the contents of any agreement or binding statement with each respective Employee Representative Body and will not enter into any agreements with or issue any binding statements to any Employee Representative Body that will result in any liability to, or obligation for, Duravant or its affiliates without Duravant’s prior written approval, whereas it is understood that such approval will not be unreasonably withheld or delayed.

The Merger Agreement further provides that nothing in the foregoing obligations will be construed as an amendment of an existing employee benefit plan of Duravant or any of its affiliates. No current or former Key Technology Employee or Continuing Employee (or any of their dependents or beneficiaries) will have status as a third party beneficiary with respect to enforcing a claim hereunder, and it is expressly acknowledged that the continued employment of each employee of Key Technology is “at will” and may be terminated by Duravant, Key Technology or the Surviving Corporation, as applicable, or such employees, at any time and for any or no reason.

Key Technology will provide Duravant with a copy of any written communications intended for distribution to any current or former Key Technology Employees if such communications relate to Duravant, the Surviving Corporation or the transactions contemplated by the Merger Agreement, and will provide Duravant with a reasonable opportunity to review and comment on such communications prior to distribution.

Takeover Laws. Under the Merger Agreement, if any “fair price,” “moratorium,” “control share acquisition” or similar takeover law is or purports to become applicable to the Merger Agreement, the Merger or any of the transactions contemplated thereby, Key Technology and its Board of Directors will take all action necessary (and Duravant and its Board of Directors will cooperate with Key Technology and provide such assistance as Key Technology may reasonably request, in connection with such action) to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such takeover law on the Merger Agreement, the Merger and the transactions contemplated thereby.

Indemnification, Exculpation and Insurance. The Merger Agreement provides for indemnification rights in favor of Key Technology’s and its subsidiaries’ present (as of the Effective Time) and former directors, officers and employees, who we refer to as “indemnitees.” Specifically, from and after the Offer Acceptance Time, the Surviving Corporation and its subsidiaries will (and Duravant will cause the Surviving Corporation and its subsidiaries to) fulfill and honor in all respects all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expense relating thereto now existing in favor of each indemnitee pursuant to (a) the articles of incorporation or bylaws (or comparable organizational documents) of Key Technology and its subsidiaries or (b) certain indemnification agreements between Key Technology or any of its subsidiaries and such indemnitees as specified in the disclosure letter to the Merger Agreement, in each case until the sixth anniversary of the Effective Time. During such six-year period, Duravant and the Surviving Corporation will include and cause to be maintained in effect in the articles of incorporation and bylaws of the Surviving Corporation (or any successor) provisions regarding elimination of liability of directors, indemnification of officers, directors and employees, and advancement of expenses to officers, directors and employees that are at least as favorable as those contained in the articles of incorporation or bylaws (or similar organizational documents) of Key Technology and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions will not be repealed or amended in any manner except as required by applicable law.

For a period of six years after the Effective Time, Duravant will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Key Technology and its subsidiaries (which we refer to as the “Existing Policies”) or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase a “tail policy,” in either case on the same terms and conditions as the Existing Policies from insurance carriers with comparable credit ratings, covering, without limitation, the Merger. After the Effective Time, Duravant will not be required to pay annual premiums in excess of 300% of the current annual premium paid by Key Technology prior to the date of the Merger Agreement with respect to such insurance policies and of the coverage required to be obtained pursuant to the Merger Agreement, but in such case will purchase as much coverage as reasonably practicable for payment of annual premiums equal to 300% of current annual premiums, provided that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 300% of such current annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 300% of such current annual premium.

Second-Step Merger. Pursuant to the Merger Agreement, if the approval of the Merger Agreement by Key Technology’s shareholders is required under the OBCA, Key Technology will take all action necessary to duly call, give notice of, convene and hold a Key Technology shareholders meeting as soon as reasonably practicable after the Offer Acceptance Time and, in connection therewith, Key Technology will mail a Key Technology proxy statement to the holders of common stock in advance of such meeting. However, if on or following the Offer Acceptance Time and the exercise, if any, of the Top-Up Option, Purchaser holds, in the aggregate, at least 90% of the Shares, Purchaser, Duravant and Key Technology will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Offer Acceptance Time without a Key Technology shareholders meeting in accordance with the OBCA.

Further Action; Efforts. Pursuant to the Merger Agreement, each of Purchaser, Duravant and Key Technology have agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate the Transactions as promptly as reasonably practicable. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) against a party to the Merger Agreement by a governmental entity or private party challenging the Transactions, such party will use its reasonable best efforts to contest and resist any such action or proceeding, including by entering into an appropriate settlement or consent decree.

Each of the parties to the Merger Agreement have also agreed to prepare and file as promptly as practicable a Notification and Report form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”) (if applicable and in no event later than 15 Business Days from the date of the Merger Agreement) and any filings necessary, proper and advisable under other antitrust laws. Duravant will be responsible for all filing fees for the filings required under applicable antitrust laws by the parties to the Merger Agreement.

Each of Duravant and Purchaser, on the one hand, and Key Technology, on the other hand, will keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with promptly obtaining the approvals of or clearances from each applicable governmental entity with respect to the same including:

•

(a) liaising with each other in relation to each step of the procedure before the relevant governmental entities and as to the contents of all communications with such governmental entities relating to the

Transactions and (b) to the extent permitted by law or governmental entity, providing the other with a copy of the non-confidential portions of such notification or filing in draft form and discussing its content before it is filed with the relevant governmental entities;

•	timely furnishing each other all information within its possession that is required for any notification or other filing to be made by the other pursuant to applicable law in connection with the Transactions; provided, that materials may be redacted to (a) comply with contractual arrangements or applicable law, (b) address good faith legal privilege or confidentiality concern and (c) remove references concerning the valuation;

•	promptly notifying each other of any communications from any governmental entity with respect to transactions contemplated hereby and ensuring to the extent permitted by law or governmental entity that each party and its legal counsel are given the opportunity to attend and participate in any meetings, discussions with, or other appearances before, whether in person, by telephone or otherwise, any governmental entity with respect to the Transactions; and

•	without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with each other in defending all actions by or before any governmental entity challenging the Merger Agreement and the transactions contemplated thereby.

Financing Assistance. Key Technology has agreed to furnish required information and all other financial and other pertinent information and disclosures regarding Key Technology and its subsidiaries as may be reasonably requested by Duravant for use in connection with the Debt Financing as promptly as practicable and use its reasonable best efforts to, and to cause its subsidiaries and its and their respective officers, employees and representatives to, provide all cooperation reasonably requested by Duravant in connection with the Debt Financing.

Shareholder Litigation. In the event that any shareholder or derivative claim or action related to the Merger Agreement and the Transactions (including disclosures made under securities laws and regulations related thereto) (which we refer to as a “Transaction Action”) is filed, or, to the knowledge of Key Technology, threatened, against Key Technology or the members of the Key Technology Board of Directors prior to the Offer Acceptance Time, Key Technology will promptly notify Duravant (and in any event within two Business Days after obtaining knowledge thereof) of any such action or threat and will (a) give Duravant the right to review and comment on all material filings or responses to be made by Key Technology in connection with any Transaction Action (and Key Technology will in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Transaction Action and (b) if Duravant does not exercise such right to participate (subject to Key Technology’s control right), keep Duravant reasonably and promptly informed with respect to the status thereof. Key Technology will reasonably consult with Duravant with respect to the defense or settlement of any Transaction Action and will not agree to any settlement thereof without Duravant’s prior written consent.

Public Announcements. Pursuant to the Merger Agreement, Duravant and Purchaser, on the one hand, and Key Technology, on the other hand, will to the extent reasonably practicable consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger Agreement or the Transactions. Each party also agrees not to issue any such press release or make any public announcement without the prior consent of the other parties, which consent will not be unreasonably withheld or delayed, except such release or announcement that such party determines, after consultation with outside legal counsel, is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case the party required to make such disclosure will provide notice to and use its commercially reasonable efforts to allow the other parties a reasonable time to comment on such release or announcement in advance of such issuance or public disclosure to the extent permitted by applicable law.

Section 16 Matters. Prior to the Effective Time, Key Technology and the Key Technology Board of Directors will take such steps as it determines may be reasonably necessary or advisable, and take all actions as may be reasonably requested by Purchaser or Duravant, to cause dispositions or cancellations of Key Technology equity securities (including any Shares and derivative securities) held by each individual who is then subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Key Technology, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Approval of Compensation Actions. The Merger Agreement provides that, prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Key Technology Board of Directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Duravant, Purchaser, Key Technology or their respective affiliates and any of the officers, directors or employees of Key Technology that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Exchange Act Rule 14d-10. Promptly upon Duravant or any of its affiliates entering into any such arrangement with any of the officers, directors or employees of Key Technology, Duravant will provide to Key Technology any and all information concerning such arrangements as may be needed by Key Technology to comply herewith.

Supplement to the Key Technology Disclosure Letter. From time to time prior to the Offer Acceptance Time, with the express prior written consent of Duravant, Key Technology will have the right (but not the obligation) to supplement or amend the disclosure letter to the Merger Agreement with respect to any matter solely arising hereafter.

No Solicitation. Under the Merger Agreement, unless otherwise permitted thereunder, prior to the Offer Acceptance Time, Key Technology and its subsidiaries are prohibited from, are required to direct their respective representatives not to, and will not permit their respective representatives to, directly or indirectly (a) initiate or solicit or knowingly encourage or facilitate the making of any offers that constitute an Acquisition Proposal (as defined below) or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (b) engage in, continue or otherwise participate in activities, discussions or negotiations with, or provide or cause to be provided any non-public or other information or data relating to Key Technology or any of its subsidiaries to, any person in connection with or for the purpose of soliciting, encouraging or facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (c) approve, endorse or recommend any Acquisition Proposal, (d) approve or execute or enter into any letter of intent, agreement in principle or other agreement that could reasonably be expected to lead to an Acquisition Proposal (other than a confidentiality agreement entered into in accordance with the Merger Agreement) or (e) approve or execute or enter into any letter of intent, agreement in principle or other agreement that (i) could reasonably be expected to prevent Key Technology from complying with its obligations hereunder or (ii) provides for the expense reimbursement by Key Technology or any of its subsidiaries to any person in relation to any Acquisition Proposal or potential Acquisition Proposal. On the date of the Merger Agreement, Key Technology will immediately cease and terminate any existing activities, discussions or negotiations by Key Technology and its subsidiaries, and direct its representatives to cease and terminate all such activities, discussions and negotiations with any persons with respect to any Acquisition Proposal and terminate access by any person to any physical or electronic data room relating to any potential Acquisition Proposal. Key Technology will be required to request the prompt return or destruction of any confidential information provided to any person within the 12 months immediately preceding the date of the Merger Agreement in connection with a potential Acquisition Proposal or similar transaction.

Notwithstanding anything to the contrary in the preceding paragraph, if on or after the date of the Merger Agreement, Key Technology or its representatives receive a bona fide written Acquisition Proposal (not resulting from a material breach of the Merger Agreement) from a person or entity that the Key Technology Board of Directors reasonably determines after consultation with Key Technology’s financial advisors and outside legal counsel would reasonably be expected to lead to a Superior Proposal (as defined below), then Key Technology and its representatives may, subject to compliance with the applicable provisions of the Merger Agreement, (a) furnish information with respect to Key Technology and its subsidiaries to the person making such Acquisition Proposal and (b) participate in discussions or negotiations with such persons and its representatives regarding such Acquisition Proposal. However, Key Technology will not, and will not permit its subsidiaries or its or their representatives to furnish any information or enter into, maintain or participate in any such discussions or negotiations except pursuant to a customary confidentiality agreement on terms no less restrictive than those contained in the Confidentiality Agreement (as defined below), provided that any such information so furnished has been previously provided to Duravant or is provided to Duravant promptly (and in any event no later than 24 hours) after it is so furnished to such person.

In the event that Key Technology receives an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, then Key Technology will (a) as soon as practicable (and in any event within 24 hours) of receipt, advise Duravant of the material terms and conditions (including the identity of the person making such Acquisition Proposal) and keep Duravant reasonably informed of the status and material developments affecting the terms and conditions of any such Acquisition Proposal (including any discussions and negotiations concerning such terms and conditions) on a current basis and (b) provide to Duravant as soon as practicable (and in any event within 24 hours after receipt or delivery thereof) (i) any written indication of interest or other material that constitutes a proposal (or amendment thereto), including copies of any proposed definitive agreements with respect to any such Acquisition Proposal and any financing commitments related thereto and (ii) in the case of any oral proposal, a written summary of such oral proposal.

Adverse Recommendation Change. Other than as described in the next two paragraphs, neither the Key Technology Board of Directors nor any committee thereof will: (a) withdraw or modify in a manner adverse to Duravant or Purchaser, or publicly propose to withdraw or modify in a manner adverse to Duravant or Purchaser, its unanimous (i) approval of the Merger Agreement and declaration that it is advisable for and in the best interests of Key Technology to enter into the Merger Agreement, recommendation in favor of the matters and transactions contemplated by the Merger Agreement, (ii) approval of the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option and (iii) resolution to recommend that the shareholders of Key Technology accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the preceding (i), (ii) and (iii), which we collectively refer to as the “Board Recommendation”), (b) approve or recommend or declare advisable any Acquisition Proposal (with the understanding that failing to recommend the rejection of any Acquisition Proposal that is a tender offer or exchange offer within ten Business Days after the commencement of such tender offer or exchange offer will be considered an adverse modification), (c) after public announcement of an Acquisition Proposal (other than in connection with the commencement of a tender offer or exchange offer), fail to publicly re-affirm the Board Recommendation within three Business Days after a written request by Duravant to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the consummation of the Offer), (d) fail to include the Board Recommendation in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 filed by Key Technology when disseminated to Key Technology’s shareholders or (e) publicly propose to take any such actions (we refer to any of such actions described in this clause as an “Adverse Recommendation Change”).

The Key Technology Board of Directors may make an Adverse Recommendation Change of the type described in clauses (a)-(d) of that definition in response to an Intervening Event (as defined below) if the Key Technology Board of Directors:

•	determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law;

•	has provided written notice to Duravant of its intention to take such action at least four Business Days in advance of such action, which notice will provide reasonable detail regarding such Intervening Event;

•	negotiated and caused Key Technology and its representatives to negotiate, in good faith during the four Business Day period following Duravant’s receipt of the notice of the Intervening Event (which we refer to as the “Intervening Event Notice Period”), or if at the time received by Key Technology there are less than three Business Days before a Key Technology shareholders meeting or the Expiration Time, as much notice as reasonably practicable, with Duravant to enable Duravant to propose to amend the terms of the Merger Agreement or make another proposal; and

•	after complying with the preceding two clauses, determined in good faith (after consultation with Key Technology’s legal counsel and financial advisors), in light of any proposed amendment to the terms of the Merger Agreement or other proposals during the Intervening Event Notice Period, that such Intervening Event continues to necessitate an Adverse Recommendation Change and that the failure to make the Adverse Recommendation Change would be inconsistent with its fiduciary obligations under applicable law.

Provided, that after complying with the above provisions, the Key Technology Board of Directors or any committee thereof determines that such Intervening Event continues to necessitate an Adverse Recommendation Change.

If Key Technology receives an Acquisition Proposal, with respect to which no material breach of the no solicitation covenants has occurred, and that the Key Technology Board of Directors or any committee thereof determines in good faith (after consultation with outside legal counsel and its financial advisors) constitutes a Superior Proposal and that failure to do so would be inconsistent with its fiduciary duties under applicable law, Key Technology may either (a) terminate the Merger Agreement (in accordance with the applicable provision thereof) to enter into a definitive agreement with respect to such Superior Proposal or (b) make an Adverse Recommendation Change, provided that Key Technology may not so terminate the Merger Agreement unless Key Technology (x) has complied with its obligations described in this paragraph and (y) pays, or causes to be paid, to Duravant the Key Technology Termination Fee (as defined below).

The Key Technology Board of Directors (or any committee thereof) will not be entitled to take any action described in the immediately preceding paragraph unless the Key Technology Board of Directors has first:

•	provided written notice to Duravant of its intention to take such action at least four Business Days in advance of taking such action (which we refer to as the “Notice of Superior Proposal”), advising Duravant that the Key Technology Board of Directors has received an Acquisition Proposal and that the Key Technology Board of Directors or any committee thereof has determined that such Acquisition Proposal constitutes a Superior Proposal;

•	negotiated and caused Key Technology and its representatives to negotiate, in good faith during the four Business Day period following Duravant’s receipt of the Notice of Superior Proposal, as applicable, or if at the time received by Key Technology there are less than three Business Days before a Key Technology shareholders meeting or the Expiration Time, as much notice as reasonably practicable, with Duravant to enable Duravant to make a counteroffer or propose to amend the terms of the Merger Agreement; and

•	after complying with the preceding two clauses, determined in good faith (after consultation with Key Technology’s outside legal counsel and financial advisors), in light of any counteroffer or proposed amendment to the terms of the Merger Agreement during the applicable notice period, that the Superior Proposal continues to constitute a Superior Proposal and that the failure to make the Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law.

In interpreting the foregoing clauses, any (i) material revisions to the terms of a Superior Proposal or (ii) material revisions to an Acquisition Proposal that the Key Technology Board of Directors had determined no longer constitutes a Superior Proposal, will constitute a new Acquisition Proposal and will in each case require Key Technology to deliver to Duravant a new Notice of Superior Proposal, except that the references to four Business Days will be deemed to be two Business Days.

Under the Merger Agreement:

•	“Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons other than Duravant or one of its subsidiaries for (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, extraordinary dividend, spin-off, split-off, liquidation, dissolution or similar transaction involving Key Technology (or any subsidiary of Key Technology) or (b) the acquisition in any manner, directly or indirectly, of beneficial ownership of 15% or more of the equity interests or total consolidated assets of Key Technology and its subsidiaries, in each case other than the Offer and the Merger.

•	“Intervening Event” means any event, fact, development, change in circumstance or occurrence that (a) was not known to or reasonably foreseeable by the Key Technology Board of Directors as of the date of the Merger Agreement (or, if known, the material consequences of which are not known to the Key Technology Board of Directors as of the date of the Merger Agreement) and (b) does not relate to (i) any Acquisition Proposal, (ii) Duravant or any of its affiliates or (iii) the fact that Key Technology meets or exceeds any published analyst estimates or expectations of Key Technology’s revenues, earnings or other financial performance or results of operations for any period, or any internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, any change in the price or trading volume of Key Technology’s stock, in each case in and of itself (however, the underlying reasons for such events may constitute such a material event, fact, development, change in circumstance or occurrence), any change after the date the Merger Agreement in the general economic, financial market, business or geopolitical conditions, including any changes in interest or exchange rates, or changes after the date the Merger Agreement in any applicable laws.

•	“Superior Proposal” means any bona fide written Acquisition Proposal (provided that for this purpose the reference to “fifteen percent (15%)” in the definition of Acquisition Proposal will be deemed to be a reference to “fifty percent (50%)”) (a) on terms which the Key Technology Board of Directors determines in good faith, after consultation with Key Technology’s outside legal counsel and financial advisors, to be more favorable to the holders of shares of common stock than the terms of the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation), and the Merger Agreement (including any revisions to the terms of the Merger Agreement in response to such proposal or otherwise) from a financial point of view, (b) that the Key Technology Board of Directors believes is reasonably likely to be completed on a timely basis, taking into account the financial, regulatory, legal and other aspects of such proposal and (c) the financing of which is fully committed or reasonably determined in good faith by the Key Technology Board of Directors to be reasonably likely to be committed.

Nothing contained in the Merger Agreement prevents Key Technology or its Board of Directors from (a) taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), (b) making any required disclosure to Key Technology’s shareholders if, in the good faith judgment of the Key Technology Board of Directors, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its disclosure obligations under applicable law or (c) making any “stop-look-and-listen” communication to its shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communication to shareholders), in each case, in which Key Technology indicates that it has not made an Adverse Recommendation Change.

Termination. The Merger Agreement may be terminated, and the transactions contemplated thereby, at any time prior to the Effective Time as follows:

•	by mutual written agreement of Duravant, Purchaser and Key Technology;

•	by either Duravant or Key Technology, if the Merger has not occurred on or before 5:00 p.m. New York time on the Termination Date. However, the foregoing right to terminate the Merger Agreement pursuant to this clause will not be available to any party whose failure to perform or comply with the covenants and agreements of such party set forth in the Merger Agreement has been the direct cause of, or resulted directly in, the failure of the Merger to be completed by the Termination Date and such action or failure to perform constitutes a material breach of the Merger Agreement;

•	by either Duravant or Key Technology, if any court of competent jurisdiction or other governmental entity will have issued a final and nonappealable judgment, order, injunction, rule or decree or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action will have become final and nonappealable. However, the foregoing right to terminate the Merger Agreement pursuant to this clause will not be available to any party whose material breach of the Merger Agreement has caused or resulted in such final and nonappealable order, injunction, decree, ruling or other action;

•	by Duravant, at any time prior to the Offer Acceptance Time:

•	if an Adverse Recommendation Change has occurred;

•	if Key Technology has violated or breached in any material respect any provision of the Merger Agreement described under subsection “— No Solicitation” above; or

•	if Key Technology has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure of the Representations Condition, Performance Condition or the Material Adverse Effect Condition (and in each case such breach or failure to perform is incapable of being cured by the Termination Date, or if curable, has not been cured within 20 Business Days after its receipt of written notice thereof from Duravant). However, Duravant may not terminate the Merger Agreement pursuant to this clause if Duravant or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement.

•	by Key Technology, at any time prior to the Offer Acceptance Time:

•	in order to enter into a definitive acquisition agreement for a transaction that is a Superior Proposal or accept a Superior Proposal, if Key Technology has complied with the provisions of the Merger Agreement described under subsection “— No Solicitation” above in all material respects; or

•

if (a) a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Duravant or Purchaser will have occurred and, in each case, if such breach or failure would reasonably be expected to prevent Duravant or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or failure cannot be cured by Duravant or Purchaser, as applicable, by the Termination Date, or, if capable of being cured in such time period, will not have been cured within 20 Business Days of the date Key Technology gives Duravant written notice of such breach or failure to perform, or (b) (i) Purchaser fails to commence the Offer (and is required to commence the Offer in accordance with the terms of the Merger Agreement) on or prior to the 15th Business Day following the date of the Merger Agreement or (ii) if Purchaser fails to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the terms of the Merger Agreement within five Business Days following the date on which Purchaser was obligated to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. However, that Key Technology may not terminate the Merger Agreement pursuant to this clause if Key Technology is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no further force and effect, with no liability on the part of any party to the Merger Agreement (or any shareholder, director, officer, employee, agent or representative of such party) to any other party hereto. Certain provisions of the Merger Agreement, including the provisions referred to under subsection “— Key Technology Termination Fee” below, will remain in full force and effect, as will any liabilities or damaged incurred or suffered by a party to the Merger Agreement, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement.

Key Technology Termination Fee. Key Technology is required to pay Duravant a termination fee of $7,000,000 (which we refer to as the “Key Technology Termination Fee”):

•	prior to or concurrently with such termination, if Key Technology validly terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as described in “— No Solicitation” and “— Termination” above);

•	within two Business Days after such termination:

•	if Duravant validly terminates the Merger Agreement in connection with:

•	an Adverse Recommendation Change; or

•	any violation or breach in any material respect of any provision of the Merger Agreement described under “— No Solicitation” above by Key Technology; or

•	if the Merger Agreement was validly terminated:

•	by Duravant, in connection with Key Technology’s breach or failure to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure of the Representations Condition, Performance Condition or the Material Adverse Effect Condition (as described in “— Termination” above); or

•	by either Duravant or Key Technology, if the Merger has not occurred on or before 5:00 p.m. New York time on the Termination Date;

•	and, in each case with respect to the preceding two subclauses, (a) at any time on or after the date of the Merger Agreement and prior to such termination an Acquisition Proposal has been (i) made to the Key Technology Board of Directors or to Key Technology or (ii) publicly announced or publicly known, and (b) within 12 months after the date of such termination, (i) Key Technology enters into an agreement with respect to an agreement with respect to any Acquisition Proposal (the reference to “fifteen percent (15%)” in the definition of Acquisition Proposal will be deemed to be a reference to “fifty percent (50%)”) and such Acquisition Proposal is consummated or (ii) any Acquisition Proposal (the reference to “fifteen percent (15%)” in the definition of Acquisition Proposal will be deemed to be a reference to “fifty percent (50%)”) is consummated.

Other than in the case of fraud or willful breach by Key Technology and Duravant’s right to seek specific performance pursuant to the applicable provisions in the Merger Agreement, in the event the closing of the Merger does not occur:

•	if Duravant is entitled to receive the Key Technology Termination Fee, Duravant’s right to receive payment from Key Technology of an amount equal to the Key Technology Termination Fee, together with the right to receive applicable costs of collection, if any, will be the sole and exclusive remedy of Duravant, Purchaser and any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officer, employees, agents, representatives, affiliates, members, managers, general and limited partners or assignees (each of which we refer to as a “Related Party”) against the Related Parties of Key Technology for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform under the Merger Agreement (whether intentionally, unintentionally, knowingly, willfully or otherwise, including a willful breach) or otherwise; and

•	upon Duravant’s receipt of the Key Technology Termination Fee and costs of collection, if any, none of the Related Parties of Key Technology will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

Duravant Termination Fee. Duravant is required to pay Key Technology a termination fee of $7,000,000 (which we refer to as the “Duravant Termination Fee”), if Key Technology validly terminates the Merger Agreement in connection with Purchaser’s failure to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (as described in “— Termination” above).

Other than Key Technology’s right to seek specific performance pursuant to the applicable provisions in the Merger Agreement, in the event the closing of the Merger does not occur:

•	if Key Technology is entitled to receive the Duravant Termination Fee, Key Technology’s right to receive payment of an amount equal to the Duravant Termination Fee from Duravant, together with the right to receive applicable costs of collection, if any, will be the sole and exclusive remedies of Key Technology and its subsidiaries and any of their Related Parties against the Related Party of Duravant for any loss suffered as a result of the failure of the Offer, the Merger or any of the transactions contemplated under the Merger Agreement to be consummated or for a breach or failure to perform under the Merger Agreement (whether intentionally, unintentionally, knowingly, willfully or otherwise, including a willful breach) or otherwise; and

•	upon Key Technology’s receipt of the Duravant Termination Fee and costs of collection, if any, none of the Related Parties of Duravant will have any further liability or obligation relating to or arising out of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

Specific Performance. The parties have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur and the parties would not have an adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that each of Key Technology, Duravant and Purchaser will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, and, for the avoidance of doubt, under no circumstances will any party be entitled to receive both a grant of specific performance of the consummation of the Merger pursuant to this clause and the payment of all or any portion of the Key Technology Termination Fee.

Expenses. Except as otherwise provided therein, all fees and expenses incurred in connection with the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement

On October 9, 2017, Robert W. Baird & Co. Incorporated (which we refer to as “Baird”), acting as Key Technology’s financial advisor, and Duravant entered into a customary confidentiality agreement (which we refer to as the “Confidentiality Agreement”) in connection with a possible transaction involving Key Technology, which was not initially identified in the Confidentiality Agreement as the party whose confidential information would be provided thereunder. Under the terms of the Confidentiality Agreement, Key Technology and Duravant agreed that, subject to certain exceptions, Duravant and its representatives would keep the “Evaluation Material” (as defined in the Confidentiality Agreement) confidential and would not (except to its representatives who are actively participating in Duravant’s evaluation of the possible transaction and as required by law, but only after compliance with the Confidentiality Agreement and after notifying Key Technology (to the extent legally permissible and reasonably practicable)) disclose any Evaluation Material to any person, and would not use any Evaluation Material other than in connection with evaluating a possible transaction with Key Technology. The Confidentiality Agreement includes a standstill provision for the benefit of Key Technology that expires on October 9, 2018, under which Duravant, without the prior written consent of the Key Technology Board of Directors (which consent was obtained when Duravant and Key Technology entered into the Merger Agreement), will not (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of Key Technology or of any successor to or person in control of Key Technology, or any assets of Key Technology or of any such successor or controlling person; (b) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote (as such terms are used in SEC rules), or seek to advise or influence any person with respect to the voting of any voting securities of Key Technology, (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving Key Technology or any of its securities or assets; (d) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company; (e) otherwise act, alone or in concert with others, to seek to control or influence the management, the Key Technology Board of Directors or policies of Key Technology; (f) disclose any intention, plan or arrangement inconsistent with the foregoing; (g) advise, assist or encourage any other persons in connection with any of the foregoing; (h) take any action that might require Key Technology to make a public announcement regarding an extraordinary transaction involving Key Technology or any of its securities or assets; (i) file any application with any regulatory authority seeking approval or authority in connection with any action described above; or (j) request Key Technology, its Board of Directors or any of its representatives, directly or indirectly, to amend or waive any provision described in this sentence. Duravant’s obligations under the Confidentiality Agreement remain in effect for one year after the date of the Confidentiality Agreement, subject to certain exceptions. The Confidentiality Agreement will terminate at the Effective Time.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety and incorporated herein by reference to the Confidentiality Agreement that is filed as Exhibit (d)(2) to the Schedule TO.

Exclusivity Agreement

Key Technology and Duravant entered into an exclusivity agreement, delivered by Key Technology to Duravant on January 24, 2018 (which we refer to as the “Exclusivity Agreement”). As a result of the significant amount of time and expense Duravant was investing to evaluate a possible transaction between such parties, Key Technology and Duravant agreed that until the earlier of January 29, 2018, or execution of a definitive agreement between Key Technology and an entity controlled by Duravant regarding a transaction, Key Technology and its representatives would not, and will cause its officers, directors, employees, advisors, affiliates, agents and representatives not to, directly or indirectly, (a) solicit, facilitate or initiate, or encourage the submission of, proposals, inquiries or offers relating to, (b) respond to any submissions, proposals, inquiries or offers relating to, (c) participate or engage in any negotiations or discussions with any person relating to, (d) otherwise cooperate in any way with or facilitate in any way (including by providing information) any person other than Duravant or (e) enter into any agreement in principle in connection with any acquisition, merger, business combination, recapitalization, consolidation, liquidation, dissolution, disposition or similar transaction involving (i) all or any material portion of Key Technology, or any business, securities or assets that are material to Key Technology’s business (other than sales of inventory in the ordinary course of business) or (ii) the issuance of equity interests in Key Technology or any of its subsidiaries, in each case, without first obtaining the written approval of Duravant. Key Technology also agreed that any such discussions or negotiations (other than with Duravant) in progress as of the effectiveness of the Exclusivity Agreement would immediately cease. In addition, during the Exclusivity Period, Key Technology agreed to provide Duravant and its advisors and representatives access to information about Key Technology, subject to the provisions of the Confidentiality Agreement.

This summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, one of the directors of Key Technology, Robert Averick, who is an employee of Kokino LLC, which serves as a “family office” to Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler (which we refer to as the “Trust”), Piton Capital Partners LLC and M3C Holdings LLC (which we refer to together with the Trust and Piton as the “Kokino Clients”) and the Kokino Clients, who collectively beneficially own an aggregate of 1,243,879 Shares, entered into a Tender and Support Agreement (which we refer to as the “Tender and Support Agreement”) with Duravant and Purchaser.2 Pursuant to the Tender and Support Agreement, Mr. Averick and the Kokino Clients have agreed to validly tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote and irrevocably appoint Duravant, and any other person or entity designated by Duravant, as their attorney-in-fact and proxy to vote, or cause to be voted, all Shares beneficially owned by them (a) against any action, proposal, transaction or agreement that would reasonably be expected to result in (i) a breach of any covenant, representation or warranty or any other obligation or agreement of Key Technology contained in the Merger Agreement or (ii) any conditions to the Offer or the Merger not being satisfied on or before the Termination Date; (b) against any change in the Key Technology Board of Directors; (c) against any Acquisition Proposal or any agreement or arrangement related to or in furtherance of any Acquisition Proposal; (d) against any other action, agreement or transaction the consummation of which would reasonably be expected to impede, interfere with or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and (e) in favor of (i) the adoption and approval of the Merger Agreement and the transactions contemplated thereunder, (ii) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption and approval of the Merger Agreement and the transactions contemplated thereby on the date on which such meeting is held, and (iii) any other matter necessary for consummation of the Transactions, which is considered at any such meeting of shareholders, and in connection therewith to execute any documents reasonably requested by Duravant that are necessary or appropriate in order to effectuate the foregoing. In addition, under the Tender and Support Agreement, such shareholders have agreed, subject to limited exceptions, not to transfer, assign or otherwise dispose of the Shares beneficially owned by them other than pursuant to the Offer.

Mr. Averick and the Kokino Clients further agreed not to, and to direct its representatives not to, and to not permit its representatives to, directly or indirectly, (a) initiate or solicit or knowingly encourage or facilitate the making of any offers that constitute an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (b) engage in, continue or otherwise participate in activities, discussions or negotiations with, or provide or cause to be provided any information or data relating to Key Technology or its subsidiaries to, any person in connection with or for the purpose of soliciting, encouraging or facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (c) approve, endorse or recommend any Acquisition Proposal, (d) approve or execute or enter into any letter of intent, agreement in principle or other

[2]

The Trust, M3C Holdings LLC, Mr. Averick and other clients of Kokino LLC are members of Piton Capital Partners LLC. Mr. Averick owns approximately 6.8% of Piton Capital Partners LLC in the aggregate directly and through Piton Capital Management LLC.

agreement that could reasonably be expected to lead to an Acquisition Proposal or (e) approve or execute or enter into any letter of intent, agreement in principle or other agreement that could reasonably be expected to prevent Mr. Averick or the Kokino Clients from complying with their obligations described in this paragraph.

The Tender and Support Agreement will terminate upon the occurrence of certain circumstances, including a termination of the Merger Agreement in accordance with its terms. The foregoing summary of the Tender and Support Agreement is not complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (d)(4) to the Schedule TO.

12. Purpose of the Offer; Plans for Key Technology.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Key Technology. The Offer, as the first step in the acquisition of Key Technology, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Key Technology or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Key Technology. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Key Technology.

Merger Without a Shareholder Vote. Under the OBCA, the approval of the boards of directors of Purchaser and Key Technology are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the Shares outstanding on the record date for such approval is required to approve and adopt the Merger Agreement and complete the Merger, unless the “short-form” merger procedure described below is available. Key Technology has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Key Technology and the consummation by Key Technology of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Key Technology.

If the Offer is consummated, we do not intend to seek a vote or other action of the remaining public shareholders of Key Technology before effecting the Merger. Each of Section 60.491 of the OBCA and Section 253 of the DGCL provides that a corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary into itself or merge itself into the subsidiary without approval of the shareholders of the subsidiary (such merger, a “short-form” merger”). Accordingly, if, as a result of the Offer, the exercise of the Top-Up Option or otherwise, we own at least one share more than 90% of the Shares outstanding, we will effect the closing of the Merger without any vote or other action by the shareholders of Key Technology in accordance with Section 60.491 of the OBCA.

However, if the approval of the Merger Agreement by Key Technology’s shareholders is necessary under the OBCA, Key Technology has agreed, as soon as reasonably practicable after the Offer Acceptance Time, to take all action necessary to duly call, give notice of, convene and hold a meeting of Key Technology shareholders in connection with such approval. If the Minimum Tender Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Key Technology shareholders’ meeting without the affirmative vote of any other shareholder.

Plans for Key Technology. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Key Technology and the Key Technology Board of Directors shortly thereafter. Duravant and Purchaser are conducting a detailed review of Key Technology and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Duravant and Purchaser will continue to evaluate the business and operations of Key Technology during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Duravant intends to review such information as part of a comprehensive review of Key Technology’s business, operations, capitalization and management with a view to optimizing development of Key Technology’s potential in conjunction with Key Technology’s and Duravant’s existing businesses. We expect that all aspects of Key Technology’s business will be fully integrated into Duravant. However, plans may change based on further analysis, including changes in Key Technology’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 and in Section 13 — “Certain Effects of the Offer,” Duravant and Purchaser have no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Key Technology (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any sale or transfer of a material amount of assets of Key Technology, (c) any material change in Key Technology’s capitalization or dividend policy, (d) any other material change in Key Technology’s corporate structure or business, (e) changes to the management of Key Technology or the Key Technology Board of Directors, (f) a class of securities of Key Technology being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (g) a class of equity securities of Key Technology being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Duravant and Purchaser, except as set forth in this Offer to Purchase and for certain pre-existing agreements to be described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Key Technology, on the one hand, and Duravant, Purchaser or Key Technology, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Key Technology entering into any such agreement, arrangement or understanding.

Pursuant to the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will from and after the Effective Time be the directors of the Surviving Corporation, and the officers of Key Technology will from and after the Effective Time be the officers of the Surviving Corporation, in each case until the earlier of their death, resignation or removal or until their respective successors are duly elected (or with respect to the officers of the Surviving Corporation, appointed) and qualified.

At the Effective Time, the articles of incorporation of Key Technology will be amended and restated to read the same as the articles of incorporation of Purchaser on January 25, 2018, except such articles of incorporation will be amended to reflect the name of the Surviving Corporation will be “Key Technology, Inc.,” and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable law.

At the Effective Time and without any further action on the part of Key Technology and Purchaser, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the articles of incorporation of the Surviving Corporation and applicable law, except that such bylaws will be amended to reflect that the name of the Surviving Corporation will be Key Technology, Inc.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on the NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the consummation of the Offer), the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only shareholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Key Technology to delist the Shares from the NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Key Technology to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Key Technology to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Key Technology, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Key Technology and persons holding “restricted securities” of Key Technology to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Key Technology to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except with the written consent of Duravant, Key Technology will not declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock (including the Shares), except for any dividend or distribution by a wholly-owned subsidiary of Key Technology to Key Technology or another of its wholly-owned subsidiaries.

15. Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provisions of the Merger Agreement or the Offer, Purchaser is not required to, and Duravant will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not properly withdrawn, if, at the scheduled Expiration Time of the Offer:

•	the Minimum Tender Condition has not been satisfied;

•	the Governmental Entity Condition has not been satisfied;

•	the Governmental Consents Condition is not satisfied;

•	the Representations Condition is not satisfied, including if any of the following occurs:

•	the representations and warranties of Key Technology contained in Section 3.1(a) (Organization, Standing and Power), Section 3.3 (Authority), Section 3.24 (Brokers) and Section 3.25 (Fairness

Opinion) of the Merger Agreement are not, if qualified by materiality or “Company Material Adverse Effect,” true and correct in all respects, or, if not so qualified by materiality or “Company Material Adverse Effect,” true and correct in all material respects, in each case, as of the date of the Merger Agreement or as of immediately prior to the Expiration Time as though made at such time (except to the extent such representation and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	the representations and warranties of Key Technology contained in Section 3.2 (Capital Stock) and Section 3.8 (Absence of Certain Changes or Events) of the Merger Agreement are not true and correct in all respects as of the date of the Merger Agreement and as of immediately prior to the Expiration Time as though made at such time (except to the extent such representation and warranties expressly relate to an earlier date, in which case as of such earlier date) (subject, in the case of Section 3.2, to de minimis exceptions); and

•	the other representations and warranties of Key Technology contained in Article 3 of the Merger Agreement are not true and correct in all respects as of the date of the Merger Agreement and as of immediately prior to the Expiration Time as though made at such time (except to the extent such representation and warranties expressly relate to an earlier date, in which case as of such earlier date) other than for such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (it being understood that for this purpose all references to the term “Company Material Adverse Effect” and other qualifications based on the word “material” will be disregarded).

•	the Performance Condition is not satisfied;

•	the Material Adverse Effect Condition is not satisfied;

•	the Top-Up Option Condition is not satisfied;

•	Duravant has not received from Key Technology a certificate, signed by the Chief Executive Officer or Chief Financial Officer of Key Technology, dated the date on the which the Offer expires, certifying that the Representations Condition, the Performance Condition and the Material Adverse Effect Condition have been satisfied; and

•	the Marketing Period Condition has not been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Duravant and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The “Marketing Period” is defined in the Merger Agreement to be the first period of seven consecutive Business Days throughout which (a) Duravant will have all of the required information, (b) the Offer Conditions will be satisfied (other than (i) the Marketing Period Condition and (ii) any conditions that by their express terms will not be satisfied until the Offer Acceptance Time but which conditions are capable of being satisfied at the start of and throughout such period), and (c) nothing will have occurred and no condition will exist that would cause any of such conditions to fail to be satisfied assuming the Offer Acceptance Time or the Closing Date were to be scheduled for any time during such seven consecutive Business Day period, subject to certain exceptions described in the Merger Agreement. The Marketing Period generally would not be deemed to commence at a time when (x) Key Technology’s auditors have withdrawn any audit opinion with respect to any financial statements contained in the required information, in which case the Marketing Period will be deemed not to commence unless and until Key Technology’s auditor has issued a new unqualified audit opinion with respect to such financial statements or (y) Key Technology has failed to file any periodic or current report required to be filed with the SEC by the date required under the Exchange Act (to the extent the failure to timely file such report materially and adversely impacts the marketing efforts relating to the Debt Financing), in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed.

The foregoing conditions are for the sole benefit of Duravant and Purchaser and may be waived (to the extent permitted by law) by Duravant and Purchaser, in whole or in part, at any time and from time to time and in their sole discretion (other than the Minimum Tender Condition). Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section 15 will have the meanings set forth in the Merger Agreement.

Purchaser expressly reserves the right to (but is not obligated to) (a) increase the amount of cash constituting the Offer Price, (b) waive any Offer Condition (to the extent permitted under applicable laws) and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without the prior written consent of Key Technology, Duravant and Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (provided that Duravant and Purchaser may increase the cash consideration payable in the Offer), (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition or Termination Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such or (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Time (except as provided in other provisions of the Merger Agreement).

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Key Technology with the SEC and other information concerning Key Technology, we are not aware of any governmental license or regulatory permit that appears to be material to Key Technology’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Duravant as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Key Technology’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Competition Laws. Either Duravant or Key Technology may make filings with regulators in connection with the tender offer and merger transactions in jurisdictions where they or their subsidiaries do business. Competition agencies with jurisdiction over the transactions could also initiate action to challenge or block the transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the transactions before the transactions are consummated. Neither Duravant nor Key Technology can be sure that a challenge to the transactions will not be made or that, if a challenge is made, Duravant and/or Key Technology, as applicable, will prevail.

State Takeover Laws. Key Technology is incorporated under the laws of the State of Oregon.

The Oregon Business Combination Statute. Sections 60.825 through 60.845 of the OBCA (which we refer to as the “Oregon Business Combination Statute”), prevent an “interested shareholder” (one who owns 15% or more of a corporation’s voting securities) from completing certain business combinations, including a merger, with a corporation during the three-year period after becoming an interested shareholder, unless, among other things, the corporation’s board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder before the date the shareholder becomes an interested shareholder. The Key Technology Board of Directors, at a meeting duly called and held, unanimously authorized, approved and declared advisable and in the best interests of Key Technology and its shareholders (a) the Merger Agreement, including all schedules and exhibits thereto, and the Tender and Support Agreement, the Merger and the other related transactions and (b) the execution, delivery and performance by Key Technology of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer, the Merger and the Top-Up Option, for purposes of the provisions of the Oregon Business Combination Statute. Therefore, the restrictions of the Oregon Business Combination Statute are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The Oregon Control Share Act. Sections 60.801 through 60.816 of the OBCA (which we refer to as the “Oregon Control Share Act”) provide that shares of an issuing public corporation (a corporation with more than 100 record or beneficial shareholders, its principal place of business, principal assets or assets with a fair market value equaling at least $1 million in the state of Oregon and meeting certain corporate and shareholder residence requirements) acquired by a person that causes the acquiring person to hold voting power exceeding one-fifth, one-third or one-half of the total voting power, have no voting rights. This restriction does not apply to shares acquired directly from the issuing public corporation, shares acquired in certain specified transactions or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation. OBCA Section 60.804 also allows a corporation to opt out of the provisions of the Oregon Control Share Act in its articles of incorporation or bylaws. The Oregon Control Share Act does not apply to the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, because the Key Technology Board of Directors has amended Key Technology’s bylaws to provide that the Oregon Control Share Act does not apply to acquisitions of Key Technology’s voting shares.

Key Technology, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

To the extent that these state takeover statutes (other than the provisions of the OBCA, as described above) purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in

Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Key Technology (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable following the consummation of the Offer; and, in the Merger, shareholders will receive the same price per Share as the Offer Price.

Shareholder Approval Not Required. In general, under the OBCA, the approval of the boards of directors of Purchaser and Key Technology are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the Shares outstanding on the record date for such approval is required to approve and adopt the Merger Agreement and complete the Merger, unless the “short-form” merger procedure described below is available. Each of Section 60.491 of the OBCA and Section 253 of the DGCL provides that a corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary into itself or merge itself into the subsidiary without approval of the shareholders of the subsidiary (such merger, we refer to as a “short-form” merger”). Accordingly, if, as a result of the Offer, the exercise of the Top-Up Option or otherwise, we own at least one share more than 90% of the Shares outstanding, and all Offer Conditions are satisfied, we will effect the closing of the Merger without any vote or other action by the shareholders of Key Technology in accordance with Section 60.491 of the OBCA.

Litigation. None.

17. Dissenters’ Rights.

Dissenters’ rights are not available as a result of the Offer. The shareholders of the Company will only have dissenters’ rights in the Merger to the extent required by the OBCA. Under Section 60.554(3) of the OBCA, as long as the Shares are listed on the NASDAQ on the record date for the meeting of shareholders to consider or vote on the Merger (if shareholder approval is required for the Merger), or the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable, holders of Shares would not be entitled to dissenters’ rights. Purchaser expects that the Shares will continue to be listed on the NASDAQ through the applicable date under Section 60.554(3) of the OBCA, and, accordingly, that shareholders will not be entitled to dissenters’ rights.

If Shares are not listed on a national securities exchange on the record date of any such shareholders’ meeting, or on the effective date of the “short-form” merger under Section 60.491 of the OBCA, as applicable, holders of Shares would be entitled to dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive a judicial appraisal of the fair value of their shares (excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable) and to receive payment of such fair value in cash, together with accrued interest. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights may result in the loss of such rights, if any.

The preceding discussion is not a complete statement of the law pertaining to dissenters’ rights under Oregon law and is qualified in its entirety by the full text of Sections 60.551 to 60.594 of the OBCA. If you are entitled to dissenters’ rights in connection with the Merger, you will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of the OBCA, before you have to take any action relating thereto.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise dissenters’ rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18. Fees and Expenses.

Duravant has retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Co., LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Duravant nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Duravant or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, Depositary or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Duravant, Purchaser, Key Technology or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Key Technology has advised Purchaser that it will file with the SEC on the date on which Duravant and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Key

Technology Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Key Technology” above.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Key Technology’s shareholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Cascade Merger Sub, Inc.

February 8, 2018

SCHEDULE I — INFORMATION RELATING TO DURAVANT, PURCHASER AND THE OFFEROR GROUP

Set forth below are the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the directors and executive officers and control persons of each member (other than natural persons) of the Offeror Group.

1. Purchaser

The following table sets forth the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Purchaser.

Name	Position	Business Address and Citizenship	Current Principal occupation or Employment and Five-Year Employment History
Michael J. Kachmer	Director and President	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	Director and President of Purchaser since 2018; Manager and President and CEO of Duravant since 2014; Member Board of Directors of Northwestern Memorial Healthcare since 2014; Director and President and CEO of Engineered Inc. (as defined below) and Engineered Holdings since 2014; Director and President and CEO of Deluxe Holdings (as defined below) since 2017; President and CEO of Deluxe TopCo (as defined below) since 2017; Manager of Deluxe Apexco since 2017; Director of Cadence Health from 2010 to 2014; President of The Manitowoc Company from 2007 to 2013
Craig Reuther	Director, Vice President and Treasurer	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	Director, VP and Treasurer of Purchaser since 2018; Manager and CFO of Duravant since 2014; Director and CFO of Engineered Inc. and Engineered Holdings since 2014; Director and CFO of Deluxe Holdings since 2017; CFO, Treasurer and Secretary of Deluxe TopCo since 2017; SVP of Finance of Manitowoc Foodservice from 2002 to 2014
David Parker	Director, Vice President and Secretary	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	Director, VP and Secretary of Purchaser since 2018; VP of Human Resources of Duravant since 2013; Director of Customer Administration of Ricoh Americas Corporation from 2006 to 2013

2. Duravant

The following table sets forth the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Duravant.

Name	Position	Business Address and Citizenship	Current Principal occupation or Employment and Five-Year Employment History
Michael J. Kachmer	Manager, President and Chief Executive Officer	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I
Craig Reuther	Manager and Chief Financial Officer	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I
David Parker	Vice President of Human Resources	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I
Eleni Vlahos-Yianas	Vice President of Marketing	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	VP of Marketing of Duravant since 2014; Director of Marketing of Pentair LLC from 1998 to 2014
Vivek Joshi	Vice President of Operations	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	VP of Operations of Duravant since 2015; VP of Business Transformation at Serta Simmons Bedding, LLC from 2013 to 2015; VP of Operations of Serta International from 2011 to 2013
Carson Brennan	Director of Business Development	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	Director of Business Development of Duravant since 2016; Co-Founder of Goalminded from 2014 to 2016; Director of Finance and Operations of EverTrue Inc. from 2013 to 2014
Kurt Huelsman	Senior Vice President of Corporate Development	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	Senior VP of Corporate Development of Duravant since 2017; President of FMH Conveyors Americas from 2015 to 2017; Senior Vice President of Sales and Marketing of FMH Conveyors Americas from 2013 to 2015; VP and Segment Manager of the Healthcare Division of Ecolab from 2007 to 2013
Richard Proszowski	Chief Digital Officer	3500 Lacey Road, Suite 290, Downers Grove, IL 60515 United States	Chief Digital Officer of Duravant since 2017; Partner of Fortium Partners, LP from 2016 to 2017; CIO of Mead Johnson Nutrition from 2014 to 2016; CIO of JMC Steel / Zekelman Industries from 2012 to 2014

3. Duravant Parents

Duravant is a wholly-owned subsidiary of Engineered Machinery Acquisition, Inc., a Delaware corporation (which we refer to as “Engineered Inc.”), which is a wholly-owned subsidiary of Engineered Holdings, which is a wholly-owned subsidiary of WP Deluxe Holdings, Inc., a Delaware corporation (which we refer to as “Deluxe Holdings”, and together with Engineered Inc. and Engineered Holdings, we refer to as the “Duravant Parents”).

Engineered Inc.’s and Deluxe Holdings’s principal executive offices are located at 450 Lexington Avenue, New York, New York 10017, and their telephone number is (212) 878-0600. Each of the Duravant Parents is a holding company.

The following table sets forth the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of each Duravant Parent.

Name	Position	Business Address and Citizenship	Current Principal occupation or Employment and Five-Year Employment History
Michael J. Kachmer	Director, President and Chief Executive Officer of each of the Duravant Parents	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I
Craig Reuther	Director and Chief Financial Officer of each of the Duravant Parents	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I

4. Deluxe TopCo, Deluxe Apexco and the WP XII Funds

Deluxe Holdings is a wholly-owned subsidiary of WP Deluxe TopCo, LLC, a Delaware limited liability company (which we refer to as “Deluxe TopCo”), which is a wholly-owned subsidiary of Deluxe Apexco.

Deluxe TopCo’s and Deluxe Apexco’s principal executive offices are located at 450 Lexington Avenue, New York, New York 10017, and their telephone number is (212) 878-0600. Each of Deluxe TopCo and Deluxe Apexco is a holding company.

The manager of Deluxe TopCo is Deluxe Apexco. The following table sets forth the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the executive officers of Deluxe TopCo.

Name	Position	Business Address and Citizenship	Current Principal occupation or Employment and Five-Year Employment History
Michael Kachmer	President and Chief Executive Officer	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I
Craig Reuther	Chief Financial Officer, Treasurer and Secretary	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I

The following table sets forth the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Deluxe Apexco.

Name	Position	Business Address and Citizenship	Current Principal occupation or Employment and Five- Year Employment History
Jeffrey Goldfaden	Manager and President	450 Lexington Avenue, New York, New York 10017 United States	Manager and President of Deluxe Apexco since 2017; Managing Director of WP LLC since 2010
Dan Zamlong	Manager and Treasurer and Secretary	450 Lexington Avenue, New York, New York 10017 United States	Manager and Treasurer and Secretary of Deluxe Apexco since 2017; Managing Director of WP LLC since 2012
Jim Neary	Manager	450 Lexington Avenue, New York, New York 10017 United States	Manager of Deluxe Apexco since 2017; Head of Industrial and Business Services of WP LLC since 2013; Managing Director of WP LLC since 2001
Michael Kachmer	Manager	See respective information under “Purchaser” in Section 1 of this Schedule I	See respective information under “Purchaser” in Section 1 of this Schedule I

The WP XII Funds are affiliates of Deluxe Apexco. The manager of each of the WP XII Funds is WP LLC.

Warburg Pincus XII, L.P., a Delaware limited partnership (which we refer to as “WP XII GP”), is the general partner of each of the WP XII Funds. WP Global LLC, a Delaware limited liability company (which we refer to as “WP Global”), is the general partner of WP XII GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership (which we refer to as “WP Partners”), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company (which we refer to as “WP Partners GP”), is the general partner of WP Partners. Warburg Pincus & Co., a New York general partnership (which we refer to as “WP GP,” and, together with WP LLC, WP XII GP, WP Global, WP Partners and WP Partners GP, the “Other WP Parties”), is the managing member of WP Partners GP.

Each of the Other WP Parties’ principal executive offices are located at 450 Lexington Avenue, New York, New York 10017, and their telephone number is (212) 878-0600. The principal business of the entities described in the preceding paragraph is as follows: WP XII GP is the general partner of each of the WP XII Funds; WP Global is the general partner of WP XII GP. WP Partners is the managing member of WP Global. WP Partners GP is the general partner of WP Global. WP GP is the managing member of WP Global and certain other entities affiliated with WP LLC; WP LLC is the manager of the WP XII Funds and certain other private equity funds; and Charles R. Kaye and Joseph P. Landy are the Managing General Partners of WP GP, and the Managing Members and Co-Chief Executive Officers of WP LLC, and may be deemed to control WP GP and WP LLC. Messrs. Kaye and Landy disclaim beneficial ownership of the securities owned by Purchaser.

The following table sets forth the name, current principal occupation or employment, business address, citizenship and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of WP GP and WP LLC.

Name	Position	Business Address and Citizenship	Current Principal occupation or Employment and Five-Year Employment History
Charles R. Kaye	Managing General Partner of WP GP; Managing Member and Co-Chief Executive Officer of WP LLC	450 Lexington Avenue, New York, New York 10017 United States	Managing General Partner of WP GP and Managing Member and Co-Chief Executive Officer of WP LLC since 2000
Joseph P. Landy	Managing General Partner of WP GP; Managing Member and Co-Chief Executive Officer of WP LLC	450 Lexington Avenue, New York, New York 10017 United States	Managing General Partner of WP GP and Managing Member and Co-Chief Executive Officer of WP LLC since 2000

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary by overnight courier or mail at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by overnight courier:	If delivering by mail:

American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call American Stock Transfer & Trust Co., LLC Toll-free (877) 248-6417 or (718) 921-8317. Notices of Guaranteed Delivery and written notices of withdrawal with respect to previously tendered Shares may be sent by facsimile to American Stock Transfer & Trust Co., LLC at (718) 234-5001.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders may call toll-free: (800) 309-2984

Banks and Brokers may call: (212) 269-5550

Facsimile: (212) 709-3328

Email: ktec@dfking.com